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WOW!


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The New, State-of-the-Art
Commerce
University


Commerce
Bancorp

2006 Annual Report

Mission Statement

Commerce Bancorp's mission is to produce superior financial returns to its Shareholders by providing exceptional Customer experiences.

Contents

Commerce Bancorp, Inc. and Subsidiaries
(dollars in millions, except per share data)

	2006	% Change vs. 2005	Five-Year Growth	2005	2004	2003	2002
Assets	**$45,272**	+18%	+29%	$38,466	$30,502	$22,712	$16,404
Loans (Net)	**15,455**	+23%	+28%	12,525	9,319	7,329	5,732
Deposits	**41,288**	+19%	+30%	34,727	27,659	20,701	14,549
Net Income	**299**	+6%	+21%	283	273	194	145
Net Income per Share	**1.55**	-4%	+12%	1.61	1.63	1.29	1.01


Commerce
Bank

Dear Shareholders,
Customers, Friends
and FANS:

The Directors, Management and Commerce Bancorp Team are pleased to report on another record year.

2006 was exciting, but also challenging at Commerce.

The highlights included:

- Commerce continued its legendary core deposit growth, with core deposits increasing 18% to $40.1 billion.
- We continued our dynamic loan growth — increasing loans 23% to $15.6 billion.
- We opened 55 new stores throughout our Markets, raising our store count to 428.
- J.D. Power and Associates announced its first Retail Banking Survey ranking Commerce #1 in Metro New York and #1 among commercial banks in America.
- *Consumer Reports* published its first National Retail Banking Survey and your bank was ranked #1 throughout America.



The Commerce Senior Management Team, from left: Robert D. Falese, President, Commercial and Investment Banking; Vernon W. Hill, II, Founder, Chairman and Chief Executive Officer; Dennis M. DiFlorio, President, Commerce Bank.

Yet, 2006 was another year of challenges:

- The unprecedented yield curve again compressed our net interest income growth, which was only partially offset by our continued deposit growth.
- Net income grew only 6% — low by Commerce historic standards — while income per share declined 4%.

Over the last three years, the American banking industry has faced an unusual environment where short-term rates are higher than long-term rates, reducing our net

A GROWTH COMPANY


Five-Year Growth
In Millions
48,000
40,000
32,000
24,000
16,000
8,000
0
29% Average Asset Growth
2002
2003
2004
2005
2006
ASSETS $16,404 $22,712 $30,502 $38,466 $45,272
Average Annual Increase
Assets +29%
Deposits +30%
Loans +28%
Total Revenue
In Millions
$2,000
1,750
1,500
1,250
1,000
750
500
250
0
23% Average Annual Increase
$830
$1,088
$1,393
$1,596
$1,866
15%
17%
2002
2003
2004
2005
2006
Five-Year Net Income
In Millions
$400
350
300
250
200
150
100
50
0
21% Average Annual Increase
$145
$194
$273
$283
$299
3%
6%
18.50%
18.81%
18.78%
14.90%
11.65%
2002
2003
2004
2005
2006
Return on average total equity
Five-Year Earnings Per Share
$2.50
2.00
1.50
1.00
.50
0
12% Average Annual Increase
$1.01
$1.29
$1.63
$1.61
$1.55
2002
2003
2004
2005
2006

interest margin. Banks exist to borrow short by accepting deposits at lower rates and lending long at higher rates. This lengthy inverted yield curve is an abnormal, unusual, and hopefully, temporary phenomenon.

However, during this period, we have not allowed ourselves to succumb to short-term fixes that would degrade our Model and Brand, which we have so carefully built over 30+ years. While we have controlled expense growth, we have done nothing to degrade the legendary Commerce Customer experience, and we continue to create new FANS by improving the retail experience we deliver.

We also have resisted the temptation to slow our branch expansion. In 2006, we opened 55 new stores in 8 states, and we plan to open approximately 65 new stores in 2007.

Commerce Bank has a long-term history of successful retail growth, although our net income growth sometimes is temporarily slowed by unusual market conditions. We continue to add FANS and create value.

A History of Growth

We are proud of the tremendous progress Commerce has made. Since 2001, our growth has been phenomenal (dollars in thousands, except store and per share data):

	2006	2001	% Growth	Per Year % Growth
Assets	$45,271,816	$11,363,703	298%	32%
Deposits	$41,288,211	$10,185,594	305%	33%
Loans (Net)	$15,454,996	$4,516,431	242%	28%
# Stores	428	184	133%	18%
Net Income	$299,313	$103,022	191%	25%
EPS	$1.55	$0.76	104%	16%
Shareholders' Equity	$2,801,098	$636,570	340%	35%
Market Capitalization	$6,649,000	$2,582,000	158%	21%
Share Price	$35.27	$19.67	79%	13%

The WOW! Starts Here

The cover of this year's Annual Report highlights our new 65,000-square-foot Commerce University, a symbol of our unwavering commitment to growing and training our 14,000+ Commerce Team Members.

We believe that GREAT companies have value-differentiating Models, with unique Cultures, that they fanatically Execute. Our commitment to world-class training is key to delivering the Commerce experience.


OPEN 7 DAYS

The building is our Brand.

What is Commerce Bank?

Commerce is a power retailer that has redefined the delivery of financial services throughout America. We provide the unique Commerce WOW! experience, which has become the basis for continued growth.

To us, "retail" means not only consumer, but also the commercial and governmental Customer, and defines our unique delivery methods which provide exceptional Customer experiences.

Yes, we are a bank, but at heart we are a power retailer where the Customer experience always comes first.

FANS, Not Customers

In 2006, our fanatical devotion to Customer Service was acknowledged by:

- J.D. Power and Associates recognizing Commerce Bank as #1 in Customer Service for commercial banks in America and all financial retailers in Metropolitan New York.
- *Consumer Reports* recognizing Commerce as #1 in Customer Service for retail banking in America.
- Greenwich Associates recognizing Commerce as #1 for Commercial Customer Service and #1 for our Call Center.

As we attract millions of new Customers each year — many of them becoming FANS who spread the Commerce word — our growth Model continues to succeed.

Growth Results from a Growth Company

Financial results in 2006:

- Assets grew 18% to $45.3 billion
- Core deposits grew 18% to $40.1 billion
- Loans grew 23% to $15.6 billion
- Total revenue grew 17% to $1.9 billion
- Net income grew 6% to $299.3 million
- Net income per share declined 4% to $1.55

The Legendary Brand Equation

Commerce is about creating a legendary Brand — not an ordinary Brand, but an emotional Brand. A Brand where our Customers become FANS who develop emotional ties with Commerce and spread the word about their memorable service experiences with us.

We believe the elements of a legendary Brand are Model, Culture and Execution.

+ MODEL

For more than 30 years, Commerce has been built on a simple Model: the value of a bank is in its core deposit base and we can grow these deposits at exceptional, predictable high rates by providing world-class service.

The Commerce Model means always exceeding Customers' expectations by providing superior products, services, facilities and delivery channels.

Every great retailer knows distinctively designed facilities are a crucial part of its Model and Brand. Our easily recognized prototype store is shown on page 4.

The Commerce slogan, ***America's Most Convenient Bank®***, describes our message and our mission.

+ CULTURE

Our Culture is our social fabric and the spirit that enables our Company to excel.

The Culture is unique to Commerce and to our Model. The melding of a unique Model and a reinforcing Culture is the key to our success.

At Commerce, we know this Culture has to be completely pervasive. We have more than 14,000 Commerce Team Members who embrace the Commerce Culture and who understand that improving the Customer experience is the key to our success.

+ EXECUTION

A company can have a great Model with a reinforcing Culture, but Execution determines its fate. Great retailers know it's what happens at the store level — at the point of Customer contact — not at the corporate level, that determines the fate of a company.



Average Core Deposits Per Store
In Millions
$115
110
105
100
95
Average Store Size
$114 Million
$101 Million
2005
2006
December
Stores 2 Years or Older

We are fanatically focused on delivering a unique Customer experience. Over-investment in facilities, training and people, focused geographic management, and more than 100,000 mystery shops a year ensure we always exceed our Customers' expectations.

= LEGENDARY BRAND

We have constructed the correct combination of a differentiating value-added Model, a reinforcing and pervasive Culture, fanatical Execution and a commitment to constant improvement to create a legendary Brand.

This Brand has become who we are, what we are, and creates the basis for continued success.

The Commerce Markets

As reflected in this Report, Commerce delivers its unique experience through an unusual management structure led by highly talented Market Managers who are responsible for all the consumer, commercial and governmental banking in each of our geographic areas. They are the Commerce bankers.

Our major Metropolitan Markets are:

• Metropolitan New York

Metro New York is now our largest Market with 255 stores and $23.9 billion in deposits. The Commerce Brand has been widely successful throughout Metro New York.

• Metropolitan Philadelphia

Commerce began in 1973 with one office in Marlton, New Jersey. At the end of 2006, we had 147 stores and $16.5 billion in deposits, and we clearly are the dominant bank in Metro Philadelphia.

• Metropolitan Washington, D.C.

We began in Metropolitan Washington, D.C. in mid-2005, and at the end of 2006, we had 17 stores in the District of Columbia, Northern Virginia and suburban Maryland. We foresee dramatic expansion in this great Market.

• Southeast Florida

From our 2005 acquisition of the 7 offices of Palm Beach County Bank, we have begun a dramatic expansion that will include up to 200 stores in Southeast Florida. In 2007, we expect to open 15 to 20 new stores, including our entry into Dade County.

Our goal remains to increase our store base approximately 15-20% a year, and we presently have 200+ new locations in land-use approvals throughout our Metro Markets.



Commercial Deposits & Loans
In Billions
$16
14
12
10
8
6
4
2
0
Average Annual Growth
Loans 27%
Deposits 38%
$4.8
$6.6
$9.1
$12.4
$15.8
$3.9
$4.9
$6.1
$8.0
$10.0
Loans
2002
2003
2004
2005
2006
Non-Interest Bearing
Interest Bearing
Loans
Deposits

Commerce Bank — The Commercial Bank

At Commerce, being a power retailer means more than just serving the consumer market — in fact, only 42% of our core deposits are consumer deposits. We believe in delivering a unique, differentiating, value-added Customer experience to every segment we serve, including consumer, commercial and government.

Our commercial philosophy of "local bankers making local loans" emphasizes our "relationship" Model.

Shown on the chart at left is our dynamic growth in both commercial deposits and commercial loans, as Commerce has transitioned from a community bank, to a regional bank, to a major commercial player.

Our ability to deliver the best in all areas of commercial needs, including lending, cash management and foreign trade, is a key strategic advantage.

Shareholder Return

Long-term Shareholder return remains a primary objective of Commerce. The Management Team Members are major Shareholders in the Company and our compensation program is designed around increasing the value of the Company.

Shown on the right are the 1-, 5- and 10-year Shareholder returns.

- The 10-year Shareholder return totaled 23%, the highest of any major U.S. bank.
- In 2006, our shares were up 3%, despite the most difficult interest rate environment in our careers.

Annual Return

	CBH	S&P Index
One-year	4%	16%
Five-year	14%	6%
Ten-year	23%	8%

As of 12/31/06: $35.27

- Dividends also are important and, for the 15th consecutive year, our cash dividend increased — 10% in 2006.

Growth Targets

We publish average annual growth targets which make our growth plans clear to all of our constituent communities. Shown on page 9 is our projection for the next 5 years.

- Our store base will increase from 428 to 800.
- Deposits will continue to grow at $20 million annually per store.
- We will expand our store base approximately 15% to 20% per year in our existing Metropolitan Markets of New York, Philadelphia, Washington, D.C. and Southeast Florida, and new Metropolitan Markets on the East Coast.

Growth Plan

	Average Annual Growth Targets	Last 5-Year Average Annual Growth	Actual 2006
Core Deposit Growth per Store (in millions)	$20	$21	$16
Core Deposits	20%	31%	18%
Comp Store Deposits	15-20%	31%	17%
Total Revenue	20%	23%	17%
Net Income	20%	21%	6%
Net Income Per Share	15-18%	12%	-4%

- Total assets will increase from $45 billion to exceed $100 billion.
- We will continue to create 1,800+ new positions per year.
- And, of course, our primary focus will be creating added Shareholder value.

Yet, 2011 is just a waypoint as ***America's Most Convenient Bank®*** continues to capitalize on the power of our unique Model, legendary Brand and talented Team.

Commerce is poised to do what no one has ever done — create a $100+ billion asset bank using a *de novo* retail Model and, in the process, continue to create exceptional Shareholder value.

Every quest has its obstacles, and while 2006 did not meet our goals for financial performance, the Commerce Model continues to attract legions of new Customers and we have unlimited expansion possibilities.

My thanks to the Commerce Team, the more than 14,000+ dedicated professionals who live and share the Commerce vision and deliver America's best financial experience every day.

The best is yet to come.

Very truly yours,

Vernon W. Hill, II

Founder, Chairman and
Chief Executive Officer

April 2, 2007

The Commerce Future



Number of Stores
Proposed
Growth rate of
$20M/store/year
270
319
373
428
493
563
638
718
800
$23.0 Billion
$30.5 Billion
$38.5 Billion
$45.3 Billion
$53.7 Billion
$63.4 Billion
$74.8 Billion
$88.2 Billion
$104.1 Billion
2003
2004
2005
2006
2007
2008
2009
2010
2011
GROWTH RATE
47%
34%
26%
18%
19%
18%
18%
18%
18%

The Journal News

November 5, 2006

TALKING WITH CHRISTOPHER C. GIAMO

Bank looks for growth in Westchester

Christopher C. Giamo
Title: Market president for suburban New York and Connecticut for Commerce Bancorp
Age: 37
Residence: Huntington Bay, Long Island
Education: Bachelor's degree in economics and finance from the University of Rhode Island
Personal: Married with two sons

On the Web
For 6 Questions with Christopher C. Giamo go to www.lohud.com/business

Commerce pushes to add 8 branches


CSP
CONVENIENCE STORE / PETROLEU
FEBRUAR
Lending Convenience
What c-stores can learn from Vernon Hill and his Commerce Bancorp

THE WALL STREET JOURNAL. ONLINE

An Early Lesson in Saving

A Child's Bank Offers Lessons in Saving, Interest and Lollipops
August 31, 2006

by Terri Cullen

"That's my bank!" our seven-year-old son Gerald shouts every time we drive by the Commerce Bank near our house.

So it is -- Commerce Bank is where Gerald and I opened his first savings account two years ago. It's where he dumps the contents of his piggy bank into the coin-counting machine and where he hands his receipt and passbook to the teller. And it's where I hope he's learning an early lesson in saving that he'll carry into a financially responsible adulthood.

U.S.News & WORLD REPORT

September 25, 2006

Lessons from the Rule Breakers

These 'Mavericks at Work' use fresh thinking to win at business

Rick Newman

You're fed up with business as usual. You've got a bundle of fresh ideas and bottomless ambition. You're determined to shake up your company and make a difference.

But do you have the moxie, smarts, and staying power to be a great innovator?

To find out, compare yourself with some of the most restless and creative business minds at work...

ABA Banking JOURNAL

May 2006
www.ababj.com

Efficiency—not just by the numbers

Is growth managing you?

CEO Vernon Hill with bank mascot Mr. C

What's Next?

...mula as antidote to yield-curve blues

SOUTH FLORIDA THE BUSINESS JOURNAL E-DITION

Commerce Bank to add 21 branches

After a slower-than-planned expansion during its first year in South Florida, Commerce Bank has received regulators' approval to add 21 branches with projected purchase and rebuilding costs of up to $4 million per site.

Commerce plans to open two branches this fall and about 25 in South Florida next year, including its first in Miami-Dade County, said Vernon Hill, chairman and CEO of the Cherry Hill, N.J.-based bank and its parent, Commerce Bancorp (NYSE: CBH).

That would give Commerce about 35 South Florida branches at the end of 2007. The bank plans to open between 20 and 25 South Florida branches a year for several years, Hill said.

News of the recent branch approvals indicates Commerce is on track with its plan to expand its consumer bank-


FLORIDA
West Palm Beach
Palm Beach
Fort Lauderdale
Miami


FAN MAIL
WOW!

"I really like Commerce Bank and I always tell all my friends to try banking there. You have really good people working there that always will help you with your banking. Thank you Commerce Bank for hiring good people."

"I wish to compliment you on the execution of your customer service policy. As a customer, I have sampled the atmosphere in several other banks, but in my opinion, no other bank even comes close to Commerce Bank's employees."

"I have never been in a bank where the Tellers and all who are employed there treat you like you are family, you certainly do that at Commerce. What's more important, your Tellers and other employees really want to be of service. Everyone knows your name, and no matter how tired they might be, they always smile."

"Personally, I know you are the best. Now, every other bank is copying ideas from you. I brag about Commerce Bank…I love everything about Commerce Bank. Thank you to everyone at Commerce…keep up the GREAT WORK you are doing for customers like me. I may not have a lot of money in the bank, but the services are GREAT!!!"

"The Tellers [at your bank] are cheerful, friendly, prompt to give attention to customers, willing to help, and accurate. I admire the team work. They are cooperative, help each other and work well together. All of these qualities benefit the Customers."

"I just wanted to let you know that I've had nothing but great experiences dealing with your bank. Fast, accurate, friendly, convenient, great features and excellent service all across the board…It is truly a pleasure doing business with you and I gladly and heartily recommend you to family, friends and colleagues. Keep up the great work!!!"

"I would like to take just a few minutes to say 'Thank You' to everyone at Commerce Bank. The term 'Customer Service' seems not quite enough to describe every phone call I have ever made to Commerce or every visit I have made to my local branch…Everyone has been kind, helpful, and upbeat regardless of when I have called or stopped by…for whatever reason. Again, thanks for making it enjoyable to call and visit MY BANK."

"I have just recently joined Commerce Bank and I am truly amazed at how easy it was to open an account. There was no waiting and I was greeted by several employees. The icing on the cake was leaving there with a Commerce Visa Check Card and having quick access to the funds was truly amazing. I have shared my experience with fellow co-workers and family, and they are looking into joining Commerce as well."

STORES OPENED IN 2006

CONNECTICUT

Fairfield
Darien
Norwalk/Westport
Westport/Downtown

New Haven
Milford
Orange

FLORIDA

Broward
Deerfield Beach
Lauderhill

MARYLAND

Montgomery
Gaithersburg
Rockville

Prince George's
Clinton
New Carrollton

NEW JERSEY

Bergen
Englewood
Hasbrouck Heights
Norwood
Tenafly

Burlington
Mt. Laurel/Route 73

Essex
Newark
Roseland

Hudson
Jersey City

Morris
Montville

Ocean
Tuckerton

Sussex
Franklin

Warren
Phillipsburg

NEW YORK

Brooklyn
Bay Ridge
Borough Park
Sunset Park

Manhattan
50th & Broadway
86th & Columbus
Morris Park
Schuylerville/Throggs Neck

Nassau
East Meadow
Roslyn Heights
Wantagh
Westbury

Queens
Kew Gardens
Ridgewood/Downtown

Westchester
Jefferson Valley
Scarsdale
Thornwood
White Plains/Central Ave.

PENNSYLVANIA

Chester
Paoli

Delaware
Radnor

Lehigh
19th & Tilghman
South Whitehall

Montgomery
Cheltenham
Montgomeryville

Northampton
Palmer Park

Philadelphia
Chestnut Hill
Jefferson Hospital

VIRGINIA

City of Alexandria
Beacon Hill

Fairfax
Herndon
Reston
Tyson's Corner
Vienna

Prince William
Woodbridge/Dumfries


Commerce Bank

The Commerce Florida Store.

COMMERCE NETWORK


Drive-In Tellers
ATM

There's No Place Like Commerce!

In 2006, we gave more people the opportunity to experience the Commerce difference by opening 55 new locations throughout our Metro New York, Metro Philadelphia, Southeast Florida and Metro Washington, D.C. Markets, including our first stores in Maryland.

But the growth and expansion doesn't end here — we have plans to build approximately 65 new stores in 2007, creating more than 1,800 new career opportunities in our retail, commercial and support operations areas. That's why we always say…"There's no place like Commerce!"





CONNECTICUT

2006
BURLINGTON COUNTY'S
B★E★S★T
Burlington County Times


HIGHEST CUSTOMER SATISFACTION
J.D. POWER
AND ASSOCIATES
RETAIL BANKING • 2006
PRESENTED TO
COMMERCE BANK
BY J.D. POWER AND ASSOCIATES


READERS CHOICE
BEST OF DELCO
2006
DAILY TIMES
DELAWARE COUNTY'S NEWSPAPER




2006
Best
Of The Press

The Hammonton Gazette
HAMMY
AWARD
2006
WINNER

1/07.

For J.D. Power and Associates award information, visit www.jdpowe

There's No Place Like Commerce!

A bank that's open 7 days a week, 361 days a year — from 7:30 am 'til 8:00 pm — and where the doors open 10 minutes BEFORE and close 10 minutes AFTER the posted hours! A bank that counts your loose change — for FREE! A bank that gives you FREE online banking, FREE online bill pay, and a FREE Visa® Check Card!

What other bank handed out 21 million pens, nearly 12 million red lollipops and more than 2 million dog bones in 2006? And, where else could Customers win prizes for wearing red on Fridays? Only at Commerce!

But Commerce is more than great products, no fees and long hours. The Commerce Culture is why we have FANS, not Customers! The Commerce difference is the service — legendary service — provided by our Team Members and supported by the unique Commerce Culture.

We believe in our WOW! the Customer philosophy. We create relationships with our Customers — an emotional attachment. How many banks can say that? That's why we win awards — locally, regionally, nationally! It's all about our legendary service.

Recognition for Being the Best!

The Commerce Bank Service Culture is the reason *Retail Banker International* named us "Best Retail Bank in the Americas" and gave us its "Best Branch Strategy" award. It was our "dedicated Customer service" that captured their attention. And it's this service that has our FANS voting us "Best Bank" in their local communities, too!

The Commerce Service Culture and unique approach to banking also got us included in "Mavericks at Work", by William C. Taylor and Polly LaBarre. This book highlights the organizations that "stand out from the crowd" by "stand[ing] for something truly original."

But that's not all. *Forbes* magazine named Commerce to its 400 Best Big Companies list — for the second time. Commerce was one of only 18 financial institutions nationwide to be included on the list. On his website, business management guru Tom Peters also named Commerce one of his 2006 MVP Companies.



Dennis M. DiFlorio
President
Commerce Bank

Surprise and Delight!

Our goal is to surprise and delight our Customers with every transaction! It doesn't matter if they come into our stores, access Commerce Online or talk to one of our Centralized Customer Service Representatives — we want them to go away with a smile.

One way we do it is with our wildly popular Penny Arcade℠ coin-counting machine. Our Customers, and even non-Customers, love our Penny Arcade.



Left: Franklin/Beekman Store Manager Rosanna Salerno believes in maintaining strong relationships with Customers such as Nicolas DiMeglio, owner of DiMeglio Realty Group in Somerset, NJ.

Below: Store Manager Howard Green (left) and Teller Jai West frequently share treats with Schmitty, The Real New Yorkie™, at our store at 68th & Broadway in Manhattan. Schmitty and Elly McGuire (right) raised significant funds for firefighters after 9/11 and animal welfare after the 2005 Tsunami.


Commerce
Bank

In 2006, our Penny Arcade continued to be one of the busiest corners of our stores!

- More than 5.7 million transactions
- An increase of 21% over total transactions for 2005
- More than $425 million in coins were counted in 2006

In 2006, we initiated the "We've Got Red" campaign for our unbelievably popular Commerce Visa® Gift Cards. Customers purchased more than 1.1 million gift cards in 2006 — nearly an 87% increase over 2005 sales — a total amount of nearly $82 million. Customers can purchase the instant-issue Gift Cards for free, in any whole dollar amounts between $25 and $500.



Linda Verba
Executive Vice President
Retail

America's Best Call Center

"America's Best Call Center" was recognized throughout 2006 for its outstanding WOW! the Customer service.

Greenwich Associates, the premier global financial research company, recognized Commerce Centralized Customer Service (CCS) as the number one National Call Center in 2005 and 2006. And the Consumer Advocacy organization — Gethuman.com — also recognized CCS for its exceptional service.

Gethuman.com gave the Commerce Call Center an "A" for our "direct-to-human" friendly service. Only 9 of the 500 companies evaluated earned the "A" rating. The Gethuman survey was based on the ability to reach a live person, and how the caller was treated along the way.

We not only continued to deliver live, superior service through our Call Center, but we also expanded that capability in 2006 with the addition of a second Call Center located in Harrisburg, PA.

Callers can reach a live Commerce Customer Service Representative 24 hours a day, seven days a week, 365 days a year by calling 1-888-751-9000.



Frank Papotto, Director of Centralized Customer Service (CCS), Diane Coraluzzi, Director of CCS in Harrisburg, and Maria Joyce, Operations Director for CCS, work with the CCS Team to provide WOW! the Customer Service.

Commerce Gift Cards are elegantly wrapped in our upscale, signature red box and tied with a white satin ribbon. We also initiated a "We Deliver" mail order service for our Gift Cards. Customers can personalize a Commerce Gift Card by printing the recipient's name on it and sending a custom message on the accompanying card carrier. Then we mail the Gift Card to the recipient in a specially-designed envelope.

Expanding the Brand

Model + Culture + Execution = The Commerce Legendary Brand!

We continued to expand and support that Brand throughout 2006 — reaching a significant milestone in our impressive growth: we opened our 400th store! In all, we opened a total of 55 stores in 2006. In less than a decade, we have more than tripled the number of stores in our network, further strengthening the Commerce Brand locally.

Our consistent growth made Commerce Bank number one again when it comes to successful *de novo* banking, according to Citigroup Global Markets. *Citigroup Industry Update* noted that Commerce is able


PENNY ARCADE



John J. Cunningham, Jr.
Chief Marketing Officer

Convenient Products and Services

- 7-day in-store banking, 361 days a year
- Open early, open late — weekdays 'til 8:00 pm
- Free personal checking
- Free, instant-issue Commerce Check Card
- Totally free ATMs for qualified Customers
- No-fee Visa® Credit Card
- Commerce Online, the award-winning online banking system found at *commerceonline.com*
- Penny Arcade℠ free, interactive coin-counting service
- 1-800-YES-2000℠, a full-service bank-by-phone system, available 24/7


Love Your Bank At Last
We Do!
• Open 7 Days
• No Stupid Fees
• Legendary Service
There's No Place Like Commerce!
Visit your nearest Commerce store, connect to commerceonline.com or call 1-888-751-9000
Commerce Bank

to attract deposits at more than twice the average rate because of our investments in marketing/branding, Customer service and store locations.

One of our largest branding/marketing campaigns in 2006 was our sponsorship of the Commerce Bank Triple Crown of Cycling — a long-standing Philadelphia region tradition that nearly disappeared before we stepped in to ensure its continued success. The Commerce Bank Triple Crown of Cycling not only showcases the world's best cyclists, but provides significant fundraising opportunities for local community organizations.

In addition to the more than 500,000 spectators lining the race course for the 156-mile Philadelphia International Championship — the culmination of the Commerce Bank Triple Crown of Cycling — our signs and logos were EVERYWHERE. They even were painted on the Benjamin Franklin Parkway at the Start/Finish line!


Commerce Bank
Commerce Bank

POWER OF


WOW!
J.D. POWER

The 2006 WOW! Awards at Radio City Music Hall celebrated Team Members' WOW! the Customer Servic

In 2006, our Team grew to more than 14,000 of the best professionals in banking. A staggering 117,000 people applied to join the Commerce Team in 2006.

Some 65% of new Team Members were referred by someone working here and loving it, by walking into one of our stores, or by going on our website. The Commerce Employer Brand is among the strongest in our footprint and, because qualified candidates seek us out, one of the most cost-effective.

Despite a tight labor market, retention remained steady throughout 2006 because we focused on what matters most — having fun together and creating opportunities for growth.

Commerce teamWOW!

Our award-winning Team Member website – Commerce TeamWOW! — is one reason working at Commerce is so great. The website received hundreds of thousands of page visits in 2006, where Team Members got first crack at hot job opportunities, scored an exclusive discount at a Commerce Customer business, spotted a bargain in the Marketplace, or found news that helped them do their jobs more effectively!





Grace Migliaccio
Senior Vice President
Human Resources

The Best of the Best!

Our goal is to bring out the BEST in our people so they can deliver the BEST to our FANS.

We celebrate the "Best of the Best" at our annual WOW! Awards! We took our brand of Commerce fun to Radio City Music Hall again in 2006, where we honored our Lenders, Store Managers, Tellers, Customer Service Representatives and Support Team Members. We rocked the place!

We're transforming the WOW! Awards in 2007 — introducing a series of 10 exciting WOW! events that will culminate in a very special "Super Stars" *grande finale*!



New Team Members learn how to WOW! at a Traditions class at 68th and Broadway in New York.

COMMERCE UNIVERSITY



Our spectacular New Commerce University boasts seven training rooms, a dynamic meeting facility and a 350+ seat theater.





Above: The Commerce Conference Center offers a full WOW! Concierge service and a beautiful salon that rivals the lobbies of America's finest hotels.

Right: Team Members can enjoy their lunches, snacks or coffee breaks in the bright Café.

Rhonda S. Costello
Dean
Commerce University

Welcome to the NEW Commerce University! We are extremely excited about our brand new facility at our Mount Laurel, NJ campus.

This beautiful, state-of-the-art building houses one of the most extensive training and professional development institutions in the financial services industry. Our new facility boasts 65,000 square-feet of space, 7 training rooms equipped with the latest technology, and a 7,500-square-foot theater that can seat 350 people!

We also gained a new Dean of Commerce University in 2006. Rhonda Costello now oversees the professional development activities in five separate schools focusing on:

- Retail Banking
- Lending
- Management and Leadership
- Compliance
- Insurance

But the key focus of Commerce University is ensuring the growth and expansion of our Culture, where we instill a dedication to our WOW! the Customer spirit. Everything we want to be as an organization begins at Commerce University with our *Traditions* class, where our Team Members learn to live and breathe the WOW!

"There's no place like Commerce," and we have the best corporate university in America!

COMMUNITY COMMITMENT

We are committed to our local communities throughout our footprint, providing not only financial support, but the talents and expertise of our Team Members.



BOW WOW!
Talent Contest 2006
Today at 10:30am
NASSAU COUNTY
FirefightersMuseum
& Education Center

Commerce Cares

Active community involvement is at the heart of our Service Culture. We strongly believe in the importance of giving back and enriching the quality of life of the people living in the communities we serve.

To support that commitment, Commerce donates a significant percentage of its net income each year to nonprofit initiatives through its Corporate Giving Program — 4,900 contributions and nearly $9 million in 2006 alone.

Over the years, more than $56 million in financial assistance — and thousands of Team Member volunteer hours — have been given to educational, community, human service, arts, and health-related programs, many focusing on improving the welfare of children and families.

In addition to financial support, we provide other essential assistance through a number of special community outreach initiatives:

- Coins for Caring
- Commerce WOW!Zone
- Executive Reading Week
- Summer Reading Program
- American Dream Scholarships
- Commerce's Team Member Volunteer Program
- Commerce Kids Days
- Hometown Hero Awards

We are dedicated to our role as a caring corporate citizen, and are committed to the philosophy: *"Involved today, improving tomorrow."*


Commerce Bank
Unicef


RADIO DISNEY

Above: The Commerce Bank Penny Arcade℠ frequently counts coin donations for organizations such as "Pennies for Patients" and American Red Cross' "Give 100" campaign (NYC). At our Stamford, CT Store, Manager Harris Towne (right) helped youngsters count the pennies, nickels, dimes and quarters collected for UNICEF.

Left: Commerce sponsors "Reading Together with Radio Disney", a community program offering hour-long storytelling sessions that bring reading to life through games and audience participation. Targeted to children under age 10, the program is being offered FREE on a monthly basis at various Commerce Bank locations in Southeast Florida.

REGIONAL BANKING

NNECTICUT & LONG ISLAND

Fred Graziano
President
Regional Banking




CONNECTICUT
LONG ISLAND
RT. 1
RT. 495
I-95

"We want to be the Bank of choice in every one of our Markets. The Commerce Model remains a proven and replicable model. It's easy to say, 'I've got a model', it's another thing to ensure that we properly execute it across our footprint. That's my job and the job of the Market Managers, the Regional Vice Presidents, the Store Managers, everyone — to make sure we provide a consistent and exceptional experience to our Customers."

"Commerce remains relationship-oriented, where other banks are transaction-oriented. Our unique Model and Culture focus on long-term relationships to improve the Customer value. Our Model, Culture, and legendary Brand enable our Team Members to be responsive to our Customers' needs, while providing the highest level of Customer service."

"The Commerce story is a great one — and an easy story to tell. People are willing to listen because we have proven that we say what we do and do what we say. We have become a part of the fabric of the communities throughout Suburban New York, Connecticut and Long Island. The Commerce Culture takes over — Customer-by-Customer, deposit-by-deposit, loan-by-loan. Our Customers know they don't have to negotiate a maze of people — whether it's getting help reconciling their statement or taking out a $30 million loan!"

In 2006, we continued to bring "America's Most Convenient Bank" to our suburban New York Market of Westchester County, Long Island and Connecticut.

We added four new stores in Westchester County in 2006 — expanding our presence to include 10 locations. And, in Fairfield and New Haven Counties in Connecticut, we added a total of 5 new stores. Additionally, we also increased our deposits by 28% over 2005 totals.

Our Customers in Westchester County and Connecticut are finding that Commerce provides a refreshing difference in banking. They appreciate that the people making the decisions live and work in the local community. And, they have been surprised and delighted by the level of fabulous service they receive.


CURTIS
CURTIS

Curtis Instruments' President & CEO Stuart Marwell (right) shows Curtis CFO Frank Fiumara, Commerce Market President Christopher Giamo and Credit Officer Jeffrey Robinson a piece of Curtis equipment at the company's headquarters in Mt. Kisco, NY.


YMCA
HOME
GUEST

Commerce Regional Vice President Mark Sicinski (left) and Retail Market Manager Adam Kintish (rear) join Rye YMCA Executive Director Gregg Howells and Chief Financial Officer David Stern around the balance beam in the "Y's" gymnasium. The Rye "Y" has 12,000 members.

METRO NEW YORK MARKET

SUBURBAN NEW YORK, CONNECTICUT & LONG ISLAND



CONNECTICUT
NEW YORK
LONG ISLAND
Westchester
RT. 287
RT. 1
I-95
RT. 495
Shelton
New Haven
Milford
Westport
Norwalk
Fairfield
Darien
Stamford
Greenwich
Thornwood
Mount Kisco
Bedford Hills
White Plains
Port Chester
Rye
Scarsdale
Mamaroneck
Eastchester
Pelham
Larchmont
Port Washington
Glen Cove
Northport
East Northport
Huntington Station
Mount Sinai
Setauket
East Setauket
Smithtown
Lake Grove
Selden
Commack
Hauppauge
Centereach
Farmingville
Lake Ronkonkoma
Westhampton Beach
Hampton Bays
Glen Head
Old Brookville
Syosset
Manhasset
Lake Success
Westbury
Hicksville
Melville
Plainview
Deer Park
Roslyn Heights
Garden City
Mineola
Farmingdale
Patchogue
Shirley
Floral Park
New Hyde Park
East Meadow
Bethpage
Bay Shore
East Islip
West Islip
Franklin Square
Hofstra University
Wantagh
Massapequa
Valley Stream
Oceanside
Merrick
Cedarhurst
Long Beach
Rockville Centre
18
Commerce Bank
CHAMPIONSHIP

John Harris earned his first professional and Champions Tour Title by coming from five strokes behind to defeat Tom Jenkins for the Commerce Bank Championship. This marked the first time an event has gone extra holes on the Red Course in Eisenhower Park.

Map reflects stores as of 3/31/07.

In less than five years, our Long Island Market has experienced tremendous growth — and unbelievable success. The people of Nassau and Suffolk Counties have become staunch Commerce Bank FANS. We have grown from 4 stores in June 2002, to closing 2006 with nearly 30 locations on the Island!

We have divided our Market into four regions: two each in Nassau and Suffolk Counties. Creating separate regions has enabled us to focus very specifically on our Customers' local needs and expectations. We have hired additional lenders and support staff as well, so our Customers can work with a Team that really knows and understands the local communities.

In 2006, we initiated Private Banking for high net-worth Customers in our Long Island Market. Commerce Private Banking provides a high degree of hands-on management and advice, and is modeled after the personal shopper services found among high-end retailers.



Edward Blaskey
Senior Vice President
Market Manager
Long Island



Edward Travaglianti
President
Long Island



Marders Nursery and Landscaping, Bridgehampton, NY, specializes in large, unusual trees and shrubs, as well as wooden furniture, including this beautiful teak bench made from one piece of a teak tree's tap root. Pictured, front: Tito Rahman, Marder Operations Manager, Sally Chironis, Marder COO/CFO, Sage the dog; back, from left: Commerce Senior Credit Officer James Bingham, Owner Kathleen Marder, Commerce Vice President Robert Ehrlich, Owner Charles Marder and Commerce Vice President Salvatore Trifiletti.

A key element of the Commerce Model and Culture is a strong commitment to community involvement. We marked our third consecutive year of sponsoring the Commerce Bank Championship at the famed Red Course at Eisenhower Park in 2006, and announced that we were extending our sponsorship through 2009! Proceeds from the golf tournament benefit Long Island charities.

Metro New York Market

NEW YORK CITY



Areas Served
Manhattan, Bronx, Brooklyn and Queens

Number of Stores
51

Deposits
$6.0 billion

Annual Deposit Growth vs. 2005
42%

Gregory B. Braca
Market President
New York City



"The New York Market is wide open and the sky is the limit! We are well-positioned and New York recognizes the Commerce impact. We have fully expanded Commerce into every discipline — Retail, SBA, Healthcare, Institutional Lending, Private Banking — we work at every competitive level. We are different from other banks, and we won't stray from our Model."

Map reflects stores as of 3/31/07.

WOW! — Commerce Bank has come a long way in five years! We opened our New York Market in 2001 with just two stores — 94th & Broadway and 55th & Sixth Avenue. In 2006, we added 9 new stores and now have a total of 51! Our growth has been so phenomenal we divided the Market into six regions to ensure we provide our Customers with superior service and convenience.

We hit a major milestone in 2006 – we reached $6 billion in deposits. And, we grew our deposits by $1.8 billion from 2005 to 2006 – adding $200 million in the month of December alone.

During the past five years, Commerce has fully expanded into every industry sector in New York, with a particular focus on Middle Market and Institutional Lending, Small Business, Healthcare, Real Estate and Private Banking. We are extraordinarily proud of the success we have achieved in these market segments and anticipate even greater growth throughout 2007.



Peter Meyer
Senior Vice President
Market Manager

Our milestones and achievements in 2006 were not all focused on deposits or loans. One of our proudest moments came when Brooklyn Borough declared Commerce Bank Day and presented us with a proclamation for our outstanding WOW! service, convenient locations and our involvement in the community.



Commerce Regional Vice President Thomas Gilmartin (left) and Queens Library Director Thomas Galante join Commerce Commercial Lender Margaret McGowan (seated), Auburndale Store Manager Christine Modafferi, Cash Management Vice President Kenneth Birke (rear, left), Commerce Retail Market Manager Peter Sarantos and Queens Library Marketing & Communications Director James Keller (rear, right) in the Children's Room in the Queens Library in Flushing, NY.

NORTHERN NEW JERSEY


NORTH
RT. 87
Stony Point
Haverstraw
New City
Nanuet
Pearl River
Suffern
Ramsey
Mahwah
Montvale
Allendale
Oakland
Franklin Lakes
Pequannock
Pompton Lakes
Ridgewood
Park Ridge
Glen Rock
Westwood
Tenafly
Norwood
Wyckoff
Fair Lawn
Hillsdale
Bergenfield
Englewood
Hawthorne
Clifton
Paramus
Wayne
Elmwood Park
Maywood
Cedar Grove
Hackensack
Ft. Lee
Montclair
Fairfield
W. Caldwell
Hasbrouck Heights
Bloomfield
Roseland
W. Orange
Nutley
Lyndhurst
Livingston
North Arlington
Hoboken
Secaucus
Newark
Jersey City


POPCORN
KETTLECORN

Dale and Thomas CEO Warren Struhl (center) shares some of his famous popcorn with Commerce Market Managers Dominick Miceli (left) and Gregg Gerken at the company's headquarters in Englewood, NJ.

AREAS SERVED
Bergen, Essex, Hudson and Passaic Counties in New Jersey;
Rockland County in New York

NUMBER OF STORES
50

DEPOSITS
$4.5 billion

ANNUAL DEPOSIT GROWTH VS. 2005
24%

Map reflects stores as of 3/31/07.

Our Northern New Jersey Market experienced another successful year in 2006. A 24% increase in deposits is a testament to our Model and to the strength of the Commerce philosophy of acting like retailers.

Our Team Members were the key element in our success — we had all of the right people in all of the right places. We also increased our Consumer lending capacity in 2006 — doubling the number of Certified Consumer Lenders throughout Northern New Jersey.

We experienced continued growth in Leasing and Small Business. We are expanding our outreach to Higher Education, Healthcare, and other interesting industries, such as aircraft leasing. In addition, our Private Banking capability is growing and we anticipate this will gain even greater significance throughout 2007.

We also opened seven new locations throughout the Market, including our beautiful store in Newark at Mulberry and Clinton Streets. The opening of our Newark store, the cornerstone of the city's Redevelopment Zone, also happened to be Commerce's 200th store in New Jersey. Importantly, our Newark location is one of the first new freestanding banks to open downtown in more than a decade.



Gregg N. Gerken
Senior Vice President
Market Manager


Commerce
Bank

In 2006, we opened our first location in Newark, which also was one of the first freestanding banks to open downtown in a decade.


METRO NEW YORK MARKET
CENTRAL NEW JERSEY
CENTRAL
Staten Island
AREAS SERVED
Hunterdon, Mercer, Middlesex, Morris, Sussex, Somerset, Union and Warren Counties in New Jersey;
Staten Island in New York;
Lehigh and Northampton Counties in Pennsylvania
NUMBER OF STORES
72
DEPOSITS
$6.5 billion
ANNUAL DEPOSIT GROWTH VS. 2005
19%
Map reflects stores as of 3/31/07.

The Central Market continued "best-in-class" banking in 2006, with a strong focus on higher education and the full-service financial capabilities Commerce successfully brings to colleges and universities, including public debt financing.

Our penetration of the higher education market is partly responsible for the 33% growth in Commercial deposits in the Central Market. Other growth came from stronger relationships with law firms and mortgage and title companies.

Next-day availability of funds and our extended-day deposit — with deposits up to 6:00 pm credited to accounts that same day — attracted new Customers. Commerce Cash Management Customers utilizing Commerce *RapidDeposit*℠ have until 9:00 pm to make their deposits.

In 2006, we also demonstrated the positive impact leasing can have on the bottom line for small businesses. In fact, the Central Market led the bank in both conventional and our Express leases.



Dominick Miceli
Senior Vice President
Market Manager

Small business lending continued its significant growth in our Central Market. Our dedication and commitment to having local lenders making local decisions ensures Commerce remains the small business bank of choice. Every other bank has to bring in lenders from its out-of-town headquarters or small business divisions but, at Commerce, our lenders live and work in the local communities. Commercial loans overall grew 23% in 2006, in the Central Market.


Pressman

Pressman Toys' CEO James Pressman and CFO Philip Licetti (front, left) enjoy Commerce's legendary service, but also found out how much fun Commerce Market President Kevin Gillen, Senior Lender Kevin Corcoran (back) and East Brunswick/Ryders Store Manager Andrea Lazarus can be during a rousing game of "Deal or No Deal," one of Pressman's leading games.

Metro New York Market

NEW JERSEY SHORE



Areas Served
Monmouth and Ocean Counties
Number of Stores
35
Deposits
$3.1 billion
Annual Deposit
Growth vs. 2005
6%
SHORE
Aberdeen
Hazlet
Fair Haven
Middletown
Red Bank
Marlboro
Holmdel
West Long Br
Eatontown
Tinton Falls
Ocean Twp.
Freehold
Neptune
I-195
Howell
Spring Lake Heigh
Wall
Jackson Twp.
Lakewood
Rt. 38
Brick
Point
Pleasant
Ortley Beach
RT. 37
RT. 70
Manchester
Toms River
Whiting
Mule Rd.
Bayville
Forked River
RT. 72
Barnegat
Manahawkin
Tuckerton
Ship Bottom
Beach
Haven
SMART Carpet
NEED NEW C
SHOP AT HOME A
800-526-RUGS
ILE CARPET STORES
Atlantic City

Brendan Phillips (right), owner and CEO of SMART Carpet, shows Commerce Bank Regional Vice President Edward K. Moran just some of the samples of carpet available from the Manasquan, NJ-based mobile carpet and flooring store.

Map reflects stores as of 3/31/07.

Once again, Commerce maintained its position as the marketshare leader in Ocean County. We are pleased to note that we continue to gain marketshare in Monmouth County as well.

The real key to our success in the New Jersey Shore Market is our dedication to service. Other banks in the Market do not focus on servicing the Customer. Our commitment to building relationships, our involvement in the local communities in the region, and our understanding of the unique composition of this Market support our growth and expansion.

Healthcare and Tourism continue to be key industries for us in the Shore Market. Nearly 70% of this Market comprises healthcare- and tourism-related businesses. In 2006, the tourism market was extremely strong as hotels and bed and breakfast establishments experienced higher occupancy levels than in the previous year. And, boat and other watercraft loans were a strong driver of business in our Market.

Additionally, we achieved significant success in building our relationships with local government, small business, nonprofits and higher education Customers in 2006.



James T. Kiernan
Senior Vice President
Market Manager



Joseph Buckelew
President


BROOKDALE COMMUNITY COLLEGE
67

Commerce Vice President Domenick Servodio (left) and Dr. Peter F. Burnham, President, Brookdale Community College, the County College of Monmouth, exchange the symbols of their "brand" in front of the Donald D. Warner Student Life Center, an 80,000-square-foot, state-of-the-art events complex on Brookdales' Lincroft, NJ campus.

Metro Philadelphia Market

SOUTHERN NEW JERSEY, PENNSYLVANIA & DELAWARE



Areas Served
Atlantic, Burlington, Camden, Cape May, Cumberland, Gloucester and Salem Counties in New Jersey; Kent and New Castle Counties in Delaware;
Bucks, Chester, Delaware, Montgomery and Philadelphia Counties in Pennsylvania

Number of Stores
147

Deposits
$16.4 billion

Annual Deposit Growth vs. 2005
9%



Philadelphia
NEW JERSEY
DELAWARE

Michael C. Carbone
Market President

"We want everyone to think of Commerce as the bank able to meet all of their financial needs — individuals, nonprofits, businesses. We want to be the dominant community banker, the dominant small business lender, the dominant private banker. We can do this because we consistently implement our Model, we stay focused, we build relationships, and we work harder."

ap reflects stores as of 3/31/07.

Our heritage Southern New Jersey and Delaware Market continues stronger than ever — 33 years after we opened our first store in Marlton, NJ with just 9 Team Members.

We had our best year ever for Consumer loans in 2006. We accepted nearly 29,000 applications for almost $700 million in Consumer loans.

In addition to our Consumer loan growth, we continued our focus on Local Government and Small Business throughout Southern New Jersey and Delaware. We have seen significant success in these areas during the last few years. We also continue to expand our Healthcare and Restaurant/Entertainment business as well.

Commerce continued to prove that convenience and our legendary service wins over Customers — even in our heritage Market. We opened 75,000 new accounts in the Market in 2006 — including 21,000 new households. Our local FANS continue to believe there's no place like Commerce!



Pennsauken, NJ-based Compas, Inc. is the largest corporate buyer of healthcare advertising in the country. Compas CEO Stan Woodland (left) and Commerce Market President Mike Carbone are shown here in Woodland's office.


Fudge
Macaroons

Shriver's Salt Water Taffy and Fudge has been on the boardwalk in Ocean City, NJ since 1898. Pictured with Shriver's popular Mr. Taffy mascot is (from left) Commerce Bank Vice President Paul Amann, Regional Vice President Ronald B. Matthew, Jr., and Shriver's owners Ginny Berwick, Hank Glaser, Blagoj Vangelov, and Meryl Vangelov.

METRO PHILADELPHIA MARKET

SOUTHERN NEW JERSEY, PENNSYLVANIA & DELAWARE



Philadelphia
NEW JERSEY
DELAWARE
CUBA LIBRE
restaurant • rum bar

The owners of Cuba Libre restaurant (from left) Barry Gutin, Lee Zaben and Larry Cohen show Commerce Regional Vice President Joseph Tammaro (right) their little piece of 1950s Havana at The Quarter at Tropicana Casino and Resort in Atlantic City, NJ.

Map reflects stores as of 3/31/07.

We added six new stores in our Pennsylvania Market in 2006 — including a special location at Jefferson University Hospital in Philadelphia. The Jefferson Hospital store provides our full-service, 7-day banking with extended hours that our FANS have come to expect from Commerce — including our Penny Arcade℠ coin-counting machine!

We continued to expand our Private Banking capability throughout the Metro Philadelphia Market, particularly focusing on the Philadelphia Main Line corridor. Our Private Banking Customers also benefit from the Wealth Management capabilities of Commerce Capital Markets.

Other areas of continued focus for the Pennsylvania Market are Higher Education, Healthcare, Technology, Real Estate, Restaurants/Entertainment and Local Government.



Roger L. Bomgardner
Senior Vice President
Market Manager

We remain dedicated to the communities we serve, so Commerce has joined a partnership with several other banks and the Greater Philadelphia Urban Affairs Coalition (GPUAC) in a new pilot loan program designed to help small business. *The Philadelphia Business Leader Loan Program* — $18.25 million over four years — will increase small business access to capital in low- to moderate-income and predominately minority areas.



Commerce Bank Senior Vice President Thomas Shoemaker (back) and Vice President Shirley Shea (front) join proprietors Mary Jane and Bob Wagner in the great room of the main building of The Inn at Bally Spring Farm in Barto, PA. The main building is a magnificently restored (circa 1734) Pennsylvania Dutch bank barn which houses guest rooms, a three-story fireplace and seating area.

Metro Washington, D.C. Market

WASHINGTON, D.C., MARYLAND & VIRGINIA

Kevin Gillen
Market President

"The Commerce Culture is superior to other banks. It's 'Let's do the right thing for our Customers'. Commerce brings a refreshing change to the marketplace, and it's more than having great products and long hours — it really is about the moments of surprise and delight we give our Customers."

Areas Served
Washington, D.C.;
Montgomery and Prince George's Counties in Maryland;
Fairfax and Prince William Counties in Virginia

Number of Stores
17

Deposits
$600 million

Annual Deposit Growth vs. 2005
607%

Map reflects stores as of 3/31/07.

To say that 2006 was a great year in the Metro Washington, D.C. Market would be an understatement!

We opened 10 new stores in 2006 — two in Montgomery County and two in Prince George's County in Maryland, and four in Fairfax County, one in Prince William County, and one in Alexandria in Virginia.

Not only did we expand by opening more stores, we grew our deposits in the Market by more than 600%!

Clearly, our FANS in the Metro Washington, D.C. Market recognize that Commerce is not a mediocre, me-too bank, but one that provides a consistently superior level of service. And it's not only our Retail Customers that realize all we bring to the table. Our local Commercial Customers increasingly are engaged by our capabilities. We are creating significant FANS among the Government Contractors and National Associations headquartered in the Market, as well.



Robert Worley
Senior Vice President
Market Manager



Brian Monday
Senior Lender


NATELCO
Electrical Contractors
301-350-1325

Natelco is one of the fastest growing electrical contractors in the Washington, D.C., Maryland and Virginia area. Pictured in the company's Capitol Heights, MD warehouse are CFO Deborah Sanford (front), CEO Donna LaScola, Office Manager Joan Bieber, Construction President Michael Hurd, Service President Daniel O'Connor, Commerce Regional Vice President William Olsen, and Natelco Senior Project Manager Calvin Driskill (rear).

John Tolomer
Market President



"We give our Customers the best choice of having a highly personalized experience, with a superior standard of service — WOW! Service. Our goal is to be the best bank, bar none. We are involved and a part of the community — people know it. At Commerce, we know who we are and we tell the Commerce story — every day, one person, one Customer at a time."



Jupiter
Palm Beach Gardens
North Palm Beach
Riviera Beach
Royal Palm Beach
West Palm Beach
Haverhill
Wellington
Palm Beach
Lake Worth
Palm Springs
Lantana
Boynton Beach
FLORIDA
Delray Beach
Boca Raton West
Boca Raton
Coconut Creek
Deerfield Beach
Coral Springs
Margate
Pompano Beach
Tamarac
Sunrise
Lauderhill
Lauderdale-By-The-Sea
Davie
Fort Lauderdale
Pembroke Pines
Miramar
North Miami Beach
Hialeah
Doral
Miami
Miami Beach
South Beach
Coral Gables

AREAS SERVED
Broward, Dade and Palm Beach Counties

NUMBER OF STORES
9

DEPOSITS
$300 million

Map reflects stores as of 3/31/07.

We continue to build on our success in the Florida Market — attracting scores of Customers who recognize the Commerce difference of superior service and convenience. The Commerce Bank network has grown to 9 stores and we plan to open an additional 20 stores in 2007, including our first store in Miami-Dade County in South Beach. In the first quarter of 2007, we also are opening new Palm Beach County stores in Palm Beach and Boca Raton. During the coming 5 years, we expect to grow to $5 billion in our Florida Market.

Commerce plans on being the pre-eminent bank in the Market. We are confident that our commitment to providing legendary service, active community involvement, and growing commercial banking business will drive our success.

Our commercial lending focus is on Real Estate, Healthcare, Small Business and the Nonprofit sectors. We also have significantly expanded our International Banking capability within the Florida Market to provide letters of credit, trade finance, wire transfers and foreign exchange.

Although Florida is our "newest" Market, we quickly have become an active member of the local community by sponsoring many local events and organizations. Community involvement is a key element of Commerce's "local bank" philosophy, and will play a significant role in our continuing growth in Florida.



Above: Tom Sheehan (right), owner of Sheehan Buick Pontiac GMC, shows Commerce Bank Senior Vice President Thomas te Riele and Deerfield Beach Store Manager Karen Zuckerberg a new Pontiac convertible at his dealer lot in Lighthouse Point.

The Grand Opening of our Lauderhill store gave us a chance to party with new Customers.

Private Banking — The Commerce Way

Private Banking at Commerce follows our core philosophies — superior service and ultimate convenience.

Banking Services

- Dedicated Private Banking Team
- The Private Banking Account
  - Earn premium rates that increase with balances
  - Next-day availability on deposits
  - ATM/Platinum Visa® Check Card
  - Higher ATM daily cash withdrawal and debit card limits
  - Full reimbursement of ATM fees from other banks
  - Unlimited check writing privileges
  - Personal checks
- Free online banking and bill payment services
- Free safe deposit box
- Open 7 days, including early morning and evening hours

After an exciting first year in 2005, we significantly expanded our Private Banking in 2006 to include our entire footprint — from Connecticut to Southeast Florida.

In Private Banking, our high net-worth Clients deal directly with a senior strategic Private Banker and a Client Associate who help them manage their day-to-day banking and financial needs. Our Team identifies and customizes the most appropriate financial products and services for each Client. The Commerce Private Banking Team has their own dedicated lenders, enabling loans to be delivered within our Clients' timeframes.

Commerce Private Banking offers asset, debt and risk management services with pricing that is commensurate with significant relationships. We offer financial advice and access to complete wealth management services — and we do so only with our Clients' best interests in mind. Commerce Private Bankers are not paid or incented by selling products.



Susan Petree
Managing Director
Private Banking

Debt Management Services

- Preferred-rate mortgages and home equity lines of credit
  - Fixed- and adjustable-rate products
- Preferred-rate Platinum Visa® Credit Card
- Custom-tailored loans and lines of credit
  - Loans for personal investments
  - Investment real estate financing
  - Loans for high-value items such as watercraft, aircraft and more
  - Secured and unsecured
  - Bridge financing

eMONEY ADVISOR & VIRTUAL PRIVATE BANK

Our award-winning, Web-based holistic wealth management solution — eMoney Advisor — offers an aggregated, comprehensive view of a Customer's financial portfolio, including:

- Customer financial home page
- Daily aggregation of financial assets
- Daily updated financial statement
- Asset allocation tools
- Daily alerts
- Web-based storage vault of personal documents

eMoney Advisor has more than $100 billion in assets administered by the system daily. Some 16,000 financial advisors offer eMoney products — up from 6,000 in 2005.

eMoney Advisor also won its second *CPA Wealth Advisor* magazine award for financial planning in 2006.

Commerce Launches First Virtual Private Bank in 2006

Virtual Private Bank is our first product collaboration with eMoney Advisor. Exclusive to Commerce, Virtual Private Bank is the industry's only free, comprehensive financial application enabling Customers to view their financial and related accounts at a glance — from anywhere — via the Internet.

With Virtual Private Bank, Commerce Customers can:

- Manage and track financial accounts and credit card information
- View deposit, credit, investment and insurance data
- Store important documents in an online safe deposit box — The Vault
- Review asset information and monitor their financial picture
- Track frequent flier miles and rewards program points
- Receive alerts for key account changes — vesting of stock options, expiring frequent flier miles, etc.
- Access calculators and informative reports
- Collaborate with financial professionals



Edmond Walters
Chief Executive Officer




eMoney
Advisor
Virtual
Private Bank

Best Security Acquisition, LLC
Delray Beach, FL

$5,000,000
Term Loan

$1,000,000
Revolving Loan

Commerce Bank

United Stations Radio Networks
New York, NY

$3,000,000
Revolving Credit Facility/ Cash Management

Commerce Bank

Safeguard Scientifics, Inc.
Wayne, PA

$20,000,000
Line of Credit Facility

Commerce Bank


B101
GREAT SOFT ROCK
AND THE MOST MUSIC

Commerce Bank Senior Vice President Jerry Grady (right) gets some broadcasting pointers from B101.1 (WEAZ) station owner Jerry Lee in the Philadelphia Soft Rock Station's DJ booth at its Bala Cynwyd, PA studio.

In 2006, we proved there's no place like Commerce for Commercial Banking. We experienced:

- 23% loan growth to $15.6 billion
- Origination volumes totaling $6 billion
- Industry leading asset quality measurements, including .12% non-performing assets to total assets
- Reserve coverage of 317% against non-performing loans

Our continuing success in Commercial Banking is a direct result of our Customer-focused Culture. Our Culture charges our Lenders, Credit Officers and Support Team with building relationships based on a sound knowledge of the Customer.

The Commerce Commercial Banking Team knows our Customers' or Prospects' businesses in depth. They understand the motivations of the company's management and/or ownership, and they know why the proposed financings or related depository services will work in the Customer's best interest.

The Commerce Bank Culture ensures we remain a community-based bank — this is the core of our lending business. Our Regional Vice Presidents and their experienced commercial lending staff live in the local communities and know the business leaders and organizations in their areas. We believe in local lenders making local lending decisions, and we remain focused as a community-based bank.

Lending Specialties

In addition, as Commerce Bank has grown, we have built our Wholesale Banking Team on a foundation of industry knowledge. We have focused on particular lending specialties to ensure we know and thoroughly understand the nuances of each:

- Commercial Real Estate (Investor/Developer)
- Government Contract Finance
- Healthcare
- Institutional Middle Market
- Large Corporate
- Leasing
- Asset Based Lending
- Media and Publication



Robert D. Falese
President
Commercial and Investment Banking

- Gaming
- Syndications
- SBA Loan Production
- Technology Finance
- Venture Capital
- Trade Finance

Of course, as we move into additional geographic areas, we will expand our lending specialties to meet the needs of our growing Customer base. In 2006, for example, we significantly expanded our International Trade and Wholesale Banking capability as a result of our continued expansion in the metropolitan areas of New York and Washington, D.C., as well as in Southeast Florida.

Mega-Auto Dealership (Flemington Car & Truck Country)
Flemington, NJ

$42,000,000
Term/Mortgage Facility
$2,000,000
Working Capital
Line of Credit

Commerce Bank

Brightstar Corp.
Miami, FL

$63,500,000
Senior Debt/
Export Receivables


Commerce
Bank

NYU Hospitals Center
New York, NY

$27,500,000
Private Placement

Commerce Bank

International Banking Services

As the world of commerce has grown, so has the capability of Commerce Bank to service our Clients. Our specialized approach in a global economy has fostered the development of our International Banking and Trade Finance Services over the last 10 years. Today, Commerce Bank is fully capable of meeting the requirements of our Customers by providing products to assist cross-border trading, currency and funds movement. These include:

- US Export/Import Bank Financing Programs
- Private Insurance Programs
- Foreign Collections Capability
- Full Wire Services Capability including Status Reporting
- Foreign Exchange Services and Trading Activities
- Documentary and Stand-by Letter of Credit Products with Internet Linkage



Peter M. Musumeci, Jr.
Chief Credit Officer

- Bankers Acceptance Financing
- Supply Chain Financing Programs

By growing our product offerings, our geography, and our specialized industry segments, we provide more opportunities to do business with the companies in our marketplace, as well as add great diversity to our portfolio.

By focusing on specialized lending areas, we can effectively manage our lending capacity and the impact of the credit risk to Commerce. Loan assets pose the highest level of risk — industry knowledge and locally focused bankers enable us to lessen the impact of potential problems associated with lending risks. In 2006, we were successful in managing the balance between lending risk and return.

Our Credit Principles

The combination of great products and great service from all areas of Commerce enable us to compete on those service standards — not on cutting prices or our credit standards.

We pride ourselves on not always saying "yes". Providing Customers with the best possible service sometimes means saying "no". We consider everything — complete information — and then we make an intelligent decision.

Our credit principles ensure we provide an appropriate credit structure so that Commerce adds value to the Customer — and we maintain our credit standards.

Helping Small Business Achieve Success

Our focus on building relationships with our Customers is particularly critical with small business owners. We enjoyed continued success with the Small Business segment in 2006.

For the fifth consecutive fiscal year (ending September 30, 2006), Commerce produced more than $200 million in Small Business Administration (SBA) loans. We boosted our ranking to ninth nationwide in dollar volume among the loans provided by some 650 banks participating in the SBA program.

In New Jersey, Commerce ranked number one in SBA loan dollar volume. We received the SBA's


St. Luke's Roosevelt Hospital Center
Roosevelt Division

Commerce Bank Senior Vice President Emmet Conlon (left) and Vice President James Porr (right) join Dr. Grace J. Kim, Attending Physician, Dr. George J. Todd, Chairman of the Department of Surgery, Continuum Health Partners' John Collura, Executive Vice President & CFO, and Michael Bruno, Senior Vice President, Financial Operations & Reporting, in an exam room at St. Luke's-Roosevelt Hospital Center in New York, a Continuum Health Partners Hospital.

Platinum Award for producing 272 loans totaling more than $108 million. We also ranked first in dollar volume of loans made in New Jersey to:

- Asian-owned businesses
- Women-owned businesses
- African American-owned businesses

Importantly for our Small Business Customers, we also received U.S. Small Business Administration approval for SBA Preferred Lenders Program (PLP) Lending Status in all SBA districts nationwide. This means that Commerce has the authority across the nation to make loan decisions for Customers without obtaining advance approval of loans from SBA regional offices. Commerce is one of only five banks in the country that has achieved this status.



$250,000,000 –
A Big Number
for Small Business
With Preferred SBA Lender status nationwide,
Commerce has produced over one quarter of a billion dollars
in SBA loans over the past year.
Loans up to $2,000,000 to:
• Construct, expand or renovate facilities
• Purchase equipment and fixtures
• Finance receivables or refinance existing debt
• Finance a franchise or start-up business
For information or to apply for an SBA loan,
call 1-888-751-9000
Commerce
Bank

We further expanded our support of Small Business Customers with the introduction of the Commerce Visa® Platinum Credit Card that has no fees and provides a significant rewards program just for them. Our no-fee Visa Credit Card carries a low annual percentage rate (APR) of prime plus 4.99%. Customers also will earn quadruple Visa Extras Rewards Points for every purchase made — four points for every dollar spent. Rewards points can be redeemed for a variety of business, travel, dining and entertainment products, services and gift certificates from popular retailers and service providers.



Commerce Senior Vice President Richard Cassin (left) and Vice President Howard Hsu (rear) pose with Jeff Gural, Chairman of Newmark & Company, in front of one of Newmark's buildings. The property is a mixed-use building with apartments, offices and a storage facility at 150 Bay Street in Jersey City, NJ.

America's Best Cash Management

Commerce's Cash Management capabilities have become key in supplementing our Commercial Banking relationships.

Our Cash Management programs utilize the industry's most advanced systems to help our Customers conveniently manage all their routine cash management functions with Internet-based "point and click" technology. We have streamlined a wide variety of cash management and bookkeeping services — such as balance and transaction reporting, payroll, check imaging, wire transfers, account reconcilement, fraud protection, electronic payment services and more — for businesses of any size.



Commerce Market President Kevin Gillen and Vice President Cynthia Colucci (right) are pictured in front of the main staircase in the Mansion at the College of Florham Campus of Fairleigh Dickinson University with President J. Michael Adams, Ph.D. (left). The 100-room Mansion is the work of architect Stanford White and interior decorations, such as this staircase, are in Italian marble.

Some of America's Best Cash Management offerings include:

- Commerce *TreasuryDirect*®
- Commerce *RapidDeposit*SM
- Commerce *EscrowDirect*SM
- Next day funds availability
- Account reconcilement
- Direct deposit payroll
- Lockbox services
- Electronic payment services
- Interest bearing checking
- Merchant card processing
- Corporate credit cards

COMMERCE BANC INSURANCE SERVICES

MATRIX

Cranbury, NJ

Commerce Banc Insurance Services

ENZON PHARMACEUTICALS

technology-based ➤ product-driven ➤ oncology-focused

Bridgewater, NJ

Commerce Banc Insurance Services

CENTO

Thorofare, NJ

Commerce Banc Insurance Services

Princeton Healthcare System President Barry Rabner (left), CFO Bruce Traub (seated) and Vincent Joseph, President of University Medical Center at Princeton (right), show Glenn Mekles, Commerce Banc Insurance Services Vice President, Business Development, the plans for the new University Medical Center slated to open in Plainsboro, NJ in 2010.

A Decade of Growth

Commerce Banc Insurance Services celebrated its 10th anniversary by crossing the $1 billion premium mark. Today, the agency ranks 23rd among all U.S. brokerage firms, up from a ranking of 58th in 1997, its first full year of operation. We closed 2006 with the largest new business year in our history, writing more than $100 million in premiums.



George E. Norcross, III
Chairman



Michael Tiagwad
President

Commerce Banc Insurance has three Customer segments:

- Personal Lines
- Property & Casualty
- Employee Benefits

All Customer segments are supported by our claims and risk control departments.

We also offer specialized expertise in the following practice areas:

- Education
- Public Entity
- Executive Risk
- Hospitality & Gaming
- Life Sciences & Biotechnology
- Financial Services
- Healthcare
- Construction
- Risk Management & Loss Control
- Non-Profit
- Surety

Customer Focus A Cornerstone — All Business Segments

Our Commercial Insurance segment continued to hone a disciplined approach to risk management for our larger business Customers, delivering customized solutions that close important coverage gaps and give Customers greater control over their potential exposures. In addition, we set the stage to introduce a new best-of-breed business insurance program for smaller businesses in 2007.

Our Employee Benefits segment implemented a major expansion in resources and services to meet employers' continued demand for creative, cost-effective Employee Benefits solutions. We also laid the groundwork for a broader array of consulting and administrative services for employers in 2007.

Our Personal Lines segment installed a new convenience for Commerce Retail Customers with instant, online auto insurance rate quotes available at *commerceonline.com*.

Core Service Fundamentals

Live claims service, available 24/7, continued to be a service fundamental, with experienced claims specialists available to help Customers at the time when help is needed most.

$39,730,000



Civic Facility Revenue Bonds
Series 2006 A & B



Sole Manager

$20,000,000



Refunding Bonds
Series 2006A

Commerce Capital Markets

Placement Agent



The Commerce Capital Markets Senior Management Team on the Capital Markets Trading Floor at One Commerce Square in Philadelphia: from left, Ronald Loukas, Senior Vice President, Fixed Income Group; Stan Gregor, President & CEO; Fernando Garip, Senior Vice President, Commerce Asset Management Group; Russell Vernon, Senior Vice President & COO; and Marc Sieben, Senior Vice President, Brokerage and Wealth Management.


FORSA
Construction

Stephen Crevani, Jr. (left) and Kris Crevani, partners in Forsa Construction, show Commerce Capital Markets Senior Vice President Fernando Garip and Vice President Michael Huxley (right) around their construction yard at the company's headquarters in Little Ferry, NJ. Forsa is building the Trump Tower in Jersey City, NJ.

Commerce Capital Markets, Inc. provides access to a comprehensive menu of products and services through three key divisions:

- Fixed Income Group
- Brokerage and Wealth Management
- Asset Management

We have aggressively expanded the scope of our product offerings and services to deliver best-in-class products and unbiased advice. Our products and services include:

- Institutional Sales and Trading
- Investment Banking
- Risk Management and Structured Products
- Asset Management and Trust Services
- Full-Service and Self-Directed Brokerage Services
- Private Wealth Management
- Retirement Plan Services
- Financial and Estate Planning

Fixed Income Group

Our Fixed Income Group comprises three divisions:

- Trading and Sales
- Investment Banking
- Structured Finance

The Trading and Sales Group offers trading and investment banking services to Institutional, Commercial and Governmental Clients. Our Investment Banking Group provides underwriting services for municipalities, not-for-profits and various healthcare institutions, while our Structured Finance Group offers risk management and interest rate swap trades for Commerce's Commercial Clients. The Fixed Income Group is ranked number one in the nation in number of competitive note issues purchased (351) with $1.8 billion in par value.



Brokerage and Wealth Management

Brokerage and Wealth Management offers a comprehensive suite of products and services through a personalized, consultative approach. In 2006, we launched our managed account program that provides our Clients with access to some of the most prestigious investment managers in the world. To complete our Wealth Management offering, we leverage Commerce eMoney Advisor, a comprehensive financial planning and account aggregation platform which brings the best of technology and wealth management in one exclusive offering.



Stan Gregor
President &
Chief Executive Officer

Asset Management

Commerce Asset Management provides custom-designed Investment Portfolio Management for Institutional, Commercial and High-Net-Worth investors, in addition to comprehensive Trust Services. In 2006, we introduced a new money market fund — the Commerce Capital Institutional Select Government Money Market Fund. The Fund was assigned Standard & Poor's highest rating — AAAm. The rating was based on Standard & Poor's analysis of the Fund's high credit quality, low market price exposure and management.



Left to right, front row: Donald T. Di Francesco; Joseph T. Tarquini; John K. Lloyd; Joseph Buckelew; Vernon W. Hill, II; Jack R Bershad; George E. Norcross, III; Steven M. Lewis. On the steps, from left: William A. Schwartz, Jr.; Daniel J. Ragone; Joseph S. Vassalluzzo; Morton N. Kerr.

Board of Directors

Vernon W. Hill, II
Founder, Chairman and CEO
Commerce Bancorp, Inc.
Cherry Hill, NJ

Jack R Bershad
Attorney
Philadelphia, PA

Joseph Buckelew
President
Commerce Bank/Shore
Toms River, NJ

Former New Jersey Governor
Donald T. Di Francesco
Di Francesco, Bateman, Coley, Yospin, Kunzman, Davis & Lehrer, P.C.
Warren, NJ

Morton N. Kerr
Retired Chairman
Markeim-Chalmers, Inc.
Cherry Hill, NJ

Steven M. Lewis
President
U.S. Restaurants, Inc.
Blue Bell, PA

John K. Lloyd, FACHE
CEO
Meridian Health System
Wall, NJ

George E. Norcross, III
Chairman
Commerce Banc Insurance Services
Cherry Hill, NJ

Daniel J. Ragone, CPA
Haddonfield, NJ

William A. Schwartz, Jr.
Chairman, CEO and President
U.S. Vision
Glendora, NJ

Joseph T. Tarquini Jr., A.I.A.
Architect
Berlin, NJ

Joseph S. Vassalluzzo
Chairman
Federal REIT
Wynnewood, PA

Retired Vice Chairman
Staples, Inc.
Framingham, MA

Senior Executives

Vernon W. Hill, II
Founder, Chairman and CEO

Dennis M. DiFlorio
President
Commerce Bank

Robert D. Falese
President
Commercial and Investment Banking

Fred Graziano
President
Regional Banking

Peter M. Musumeci, Jr.
Chief Credit Officer

Douglas J. Pauls
Chief Financial Officer

John J. Cunningham, Jr.
Chief Marketing Officer

C. Edward Jordan, Jr.
Executive Vice President
Investor Relations

REGIONAL BOARDS OF DIRECTORS

Commerce Bank/ North

Michael Critchley
Attorney
West Orange, NJ

William F. Dator
President
Dator Commercial
Real Estate, Inc.
Mahwah, NJ

Joseph A. Haynes
First Vice President
USB Financial Services
Hackensack, NJ

Joseph M. LoScalzo
President
Jomac Realty Co., Inc
Saddle River, NJ

Vernon W. Hill, II
Founder, Chairman
and CEO
Commerce Bancorp, Inc.
Cherry Hill, NJ

James R. Napolitano
Executive Vice President
Commerce Bank/North
Ramsey, NJ

Central New Jersey

Roland D. Boehm, Sr.
Vice Chairman
Mercer Mutual
Insurance Company
Pennington, NJ

Louis R. DeFalco
Founder/Managing
Partner
DeFalco & Co., Certified
Public Accountants
Scotch Plains, NJ

Dale J. Florio
Founder/President
Princeton Public
Affairs Group
Trenton, NJ

Harvey A. Holzberg
CEO
Hoboken University
Medical Center
Hoboken, NJ

Gary T. Puma
President
Presbyterian Homes, Inc.
Princeton, NJ

Tom Russo
Founding Partner
Russo, Scamardella and
D'Amato, PC
Staten Island, NY

New Jersey Shore

Franklin H. Berry, Jr.
Attorney, Senior Partner
Berry, Kagan, Sahradnik,
Kotzas and Riordan
Toms River, NJ

Dan D'Onofrio
Real Estate Developer
Toms River, NJ

Daniel M. Monroe, CPA
Senior Partner
Cobb, Monroe & Rhine
Toms River, NJ

Gerald F. Murphy
Real Estate Consultant
Red Bank, NJ

Vincent Storino
Owner
Jenkinson's South, Inc.
Point Pleasant Beach, NJ

Duncan C. Thecker
President
Duncan C. Thecker
Associates
Farmingdale, NJ

Jerold L. Zaro
Attorney
Ansell, Zaro,
Grimm & Aaron
Ocean, NJ

Delaware

Ernest "Sam" Congo
President
Congo Services, Inc.
Wilmington, DE

E. Andrew DiSabatino, Jr.
CEO
EDiS Company
Wilmington, DE

William S. Gee
Senior Partner
Saul, Ewing
Wilmington, DE

Fred C. Sears, II
President and CEO
Delaware Community
Foundation
Wilmington, DE

Henry Topel
President
Henry Topel &
Company
Wilmington, DE

Pennsylvania

Lynda Barness
President
I Do Wedding
Consulting, Inc.
Philadelphia, PA

Norman U. Cohn
Chairman
Advertising Specialty
Institute
Langhorne, PA

Lawrence F. Flick, IV
President and CEO
Prudential Fox & Roach
Realtors
Devon, PA

Charles P. Sexton, Jr.
President
Sexton Consulting
CEO
Solutions Worldwide
Springfield, PA



Headquarters

Commerce Bancorp, Inc.
Commerce Atrium
1701 Route 70 East
Cherry Hill, New Jersey 08034-5400
1-888-751-9000
commerceonline.com

Annual Shareholders' Meeting

Commerce Bancorp, Inc.'s annual Shareholders' meeting will be held on May 15, 2007, at 5 p.m. at Commerce University, 4140 Church Road, Mount Laurel, New Jersey.


CBH

Dividend Reinvestment and Stock Purchase Plan

Commerce Bancorp, Inc. offers its Shareholders a convenient plan to increase their investment in the Company. Through the Dividend Reinvestment and Stock Purchase Plan, holders of common stock may have their quarterly dividends and optional monthly cash payments (with limitations) reinvested in additional common shares at a 3% discount (subject to change) from the market price, without brokerage fees, commissions, or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock for clients, may receive a plan prospectus and enrollment card by contacting Registrar and Transfer Company at 1-800-368-5948, or Barbara Furgione, Assistant Secretary, Investor Relations, at 1-888-751-9000.


Commerce Online
1-888-751-9000
What's New!

commerceonline.com

To learn more about Commerce Bancorp, please visit our online interactive financial resources center at commerceonline.com. Click on "Investor Relations" for a comprehensive portfolio of corporate information including corporate governance, earnings estimates, dividend history, SEC filings and more.

Contacts

Analysts, portfolio managers, and others seeking financial information about Commerce Bancorp, Inc., should contact C. Edward Jordan, Jr., Executive Vice President, at 1-888-751-9000.

News media representatives and others seeking general corporate information should contact David Flaherty, Chief Communications Officer, at 1-888-751-9000.

Shareholders seeking assistance should contact Barbara Furgione, Assistant Secretary, Investor Relations, at 1-888-751-9000. For assistance with stock records, please contact Registrar and Transfer Company at 1-800-368-5948.

Annual Report and Form 10-K

Additional copies of Commerce Bancorp, Inc.'s Annual Report or copies of the Company's Form 10-K are available without charge by writing:

Commerce Bancorp, Inc.
Commerce Atrium
Investor Relations
1701 Route 70 East
Cherry Hill, New Jersey 08034-5400.

New York Stock Exchange Symbol

Shares of Commerce Bancorp, Inc.'s common stock are traded on the New York Stock Exchange under the symbol CBH.


CBH
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

Transfer and Dividend Paying Agent/Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

Certifications

The Company's Chief Executive Officer certified to the New York Stock Exchange (NYSE) that, as of May 17, 2006, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to its 2006 Form 10-K.

Commerce Bancorp, Inc. and Subsidiaries Selected Financial Data

	Year Ended December 31,				
(dollars in thousands, except per share data)	**2006**	2005	2004	2003	2002
Income Statement Data:					
Net interest income	**$ 1,274,508**	$ 1,153,582	$ 1,017,785	$ 755,866	$ 572,755
Provision for credit losses	**33,700**	19,150	39,238	31,850	33,150
Noninterest income	**591,153**	442,794	375,071	332,478	257,466
Noninterest expense	**1,355,761**	1,146,380	938,778	763,392	579,168
Income before income taxes	**476,200**	430,846	414,840	293,102	217,903
Net income	**299,313**	282,939	273,418	194,287	144,815
Balance Sheet Data:					
Total assets	**$45,271,816**	$38,466,037	$30,501,645	$22,712,180	$16,403,981
Loans (net)	**15,454,996**	12,524,988	9,318,991	7,328,519	5,731,856
Securities available for sale	**11,098,113**	9,518,821	8,044,150	10,650,655	7,806,779
Securities held to maturity	**14,884,982**	13,005,364	10,463,658	2,490,484	763,026
Trading securities	**106,007**	143,016	169,103	170,458	326,479
Deposits	**41,288,211**	34,726,713	27,658,885	20,701,400	14,548,841
Long-term debt			200,000	200,000	200,000
Stockholders' equity	**2,801,098**	2,309,173	1,665,705	1,277,288	918,010
Per Share Data:					
Net income–basic	**$ 1.62**	$ 1.70	$ 1.74	$ 1.36	$ 1.08
Net income–diluted	**1.55**	1.61	1.63	1.29	1.01
Dividends declared	**0.49**	0.45	0.40	0.34	0.31
Book value	**14.86**	12.92	10.42	8.35	6.77
Average shares outstanding:					
Basic	**184,919**	165,974	156,625	142,169	133,590
Diluted	**193,674**	179,135	172,603	156,507	149,389
Selected Ratios:					
Performance					
Return on average assets	**0.71%**	0.83%	1.03%	0.99%	1.05%
Return on average equity	**11.65**	14.90	18.78	18.81	18.50
Net interest margin	**3.35**	3.77	4.28	4.36	4.69
Liquidity and Capital					
Average loans to average deposits	**37.09%**	35.01%	34.49%	36.93%	42.48%
Dividend payout-basic	**30.25**	26.47	22.99	25.00	28.70
Stockholders' equity to total assets	**6.19**	6.00	5.46	5.62	5.60
Risk-based capital:					
Tier 1	**11.73**	11.81	12.30	12.66	11.47
Total	**12.44**	12.58	13.25	13.62	12.51
Leverage ratio	**6.18**	6.04	6.19	6.61	6.37
Asset Quality					
Non-performing assets to total year-end assets	**0.12%**	0.09%	0.11%	0.10%	0.11%
Net charge-offs to average loans outstanding	**0.11**	0.15	0.19	0.16	0.18
Non-performing loans to total year-end loans	**0.32**	0.27	0.35	0.29	0.24
Allowance for credit losses to total end of year loans	**1.03**	1.12	1.43	1.51	1.56
Allowance for credit losses to non-performing loans	**316.72**	406.85	412.88	515.39	640.18

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company analyzes the major elements of the Company's consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

Executive Summary

The Commerce model is built on the gathering and retention of core deposits as being essential to shareholder value. Management believes core deposit growth has been and will continue to be the primary driver of the Company's success, and that superior customer service and a great retail experience, not rates, drive core deposit growth. The consistent inflow of long lived core deposits allows the Company to avoid taking excessive risks in growing its loan and investment portfolios. In addition, the Company's significant cash flow provides ongoing reinvestment opportunities as interest rates change.

In 2006, the Company continued to expand its unique model while challenged with a very difficult interest rate environment. The 2006 financial highlights are summarized below.

- Opened 55 new stores, including 36 in metro New York, the Company's largest and fastest growing market.
- Total assets grew 18%.
- Total deposits grew 19%, with annualized deposit growth per store of $17 million.
- Total loans grew 23%, increasing the ratio of loans to deposits to 38%.

The Company continued to experience a difficult interest rate environment throughout 2006, which caused the Company's net interest margin to decrease to 3.35%, from 3.77% in 2005, and impeded its historical rate of net interest income growth.

Despite the difficult interest rate environment, the Company's continued deposit growth enabled the Company to grow revenue 17%. Net income and diluted net income per share are reflective of the challenging interest rate environment.

	2006	2005	Change
(amounts in billions)			
Total Assets	**$ 45.3**	$ 38.5	18%
Total Loans (net)	**15.5**	12.5	23%
Total Investments	**26.1**	22.7	15%
Total Deposits	**41.3**	34.7	19%
(amounts in millions)			
Total Revenues	**$1,865.7**	$1,596.4	17%
Net Income	**299.3**	282.9	6%
Net Income per Share Diluted	**1.55**	1.61	(4)%

The Company remains a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. The Company's unique business model continues to produce strong top-line revenue growth that is driven by strong deposit growth.

The continued ability to grow deposits has resulted in significant earning asset growth. This growth resulted in $1.3 billion of net interest income on a tax equivalent basis in 2006, an increase of $126.3 million or 11% over 2005. As more fully depicted in the chart below, the increase in net interest income in both 2006 and 2005 was due to volume increases in the Company's earning assets.

	Net Interest Income (dollars in millions)			
	Volume Increase	Rate Change	Total Increase	
2006	**$254.3**	**($128.0)**	**$126.3**	**11%**
2005	$272.5	($135.4)	$137.1	13%

Critical Accounting Policy

The Company's accounting policies are fundamental to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. See Note 1 – Significant Accounting Policies of the Notes to Consolidated Financial Statements, which appears elsewhere herein. The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industry in which it operates.

Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

The Company has identified the policy related to the allowance for credit losses as being critical. The Company, in consultation with the Audit Committee, has reviewed and approved this critical accounting policy.

Allowance for credit losses. The allowance for credit losses represents management's estimate of probable credit losses inherent in the Company's loan and lease portfolio, as well as its commitments to lend. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses based on risk characteristics of loans and commitments, and consideration of other qualitative factors, all of which may be susceptible to significant change. Note 1 – Significant Accounting Policies of the Notes to Consolidated Financial Statements describes the methodology used to determine the allowance for credit losses, and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Allowance for Credit Losses discussion within this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Segment Reporting

The Company operates one reportable segment of business, Community Banks, as more fully described in Note 21 – Segment Reporting of the Notes to Consolidated Financial Statements, which appears elsewhere herein. The following table summarizes net income by segment for each of the last three years (amounts in thousands):

	Net Income		
	2006	2005	2004
Community Banks	**$289,228**	$270,960	$267,466
Parent/Other	**10,085**	11,979	5,952
Consolidated Total	**$299,313**	$282,939	$273,418

Average Balances and Net Interest Income

The table on page 67 sets forth balance sheet items on a daily average basis for the years ended December 31, 2006, 2005 and 2004 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2006, average interest earning assets totaled $38.8 billion, an increase of $7.7 billion, or 25% over 2005. This increase resulted primarily from the increase in the average balance of investments, which rose $4.3 billion, and the average balance of loans, which rose $3.3 billion during 2006. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest-bearing demand deposits) of $7.2 billion.

Net Interest Margin and Net Interest Income

Net interest margin on a tax equivalent basis was 3.35% for 2006, a decrease of 42 basis points from 2005. The decrease was due to the difficult interest rate environment in 2006. During 2006, short-term interest rates increased by 100 basis points, increasing the Company's overall cost of funds by approximately 94 basis points. Long-term interest rates did not increase as significantly over the same time period resulting in an inverted yield curve for the second half of 2006. As a result, the Company did not experience a similar increase in the yield on its interest earning assets. While the Company's continuing ability to grow core deposits produced net interest income growth despite the interest rate environment, management does not expect meaningful net interest margin expansion until the yield curve returns to a positive slope and steepens. The net interest margin is calculated by dividing net interest income by average earning assets.

Net interest income is the difference between the interest income on loans, investments and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. Net interest income is the primary source of earnings for the Company. There are several factors that affect net interest income, including:

- the volume, pricing, mix and maturity of interest-earning assets and interest-bearing liabilities;
- market interest rate fluctuations; and
- asset quality.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net interest income on a tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investments to express such income as if it were taxable) for 2006 was $1.3 billion, an increase of $126.3 million, or 11%, over 2005. Interest income on a tax-equivalent basis increased to $2.3 billion from $1.7 billion, or 37%. This increase was primarily related to volume increases in the loan and investment portfolios. Interest expense for 2006 increased $493.0 million to $1.0 billion from $511.7 million in 2005. This increase was primarily related to increases in the Company's average deposit balances and the interest rates paid on deposits and other interest-bearing liabilities.

The tax-equivalent yield on interest earning assets during 2006 was 5.94%, an increase of 52 basis points from 5.42% in 2005. The cost of interest-bearing liabilities increased 117 basis points in 2006 to 3.24% from 2.07% in 2005. The cost of total funding sources increased 94 basis points to 2.59% in 2006 from 1.65% in 2005.

The following table presents the major factors that contributed to the changes in net interest income on a tax equivalent basis for the years ended December 31, 2006 and 2005 as compared to the respective previous periods.

	2006 vs. 2005 Increase (Decrease) Due to Changes in (1)			2005 vs. 2004 Increase (Decrease) Due to Changes in (1)		
	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)					
Interest on Investments:						
Taxable	$225,767	$87,475	$313,242	$214,427	$15,041	$229,468
Tax-exempt	7,261	6,041	13,302	3,097	(4,961)	(1,864)
Trading	(1,300)	(824)	(2,124)	(2,281)	684	(1,597)
Federal funds sold	1,783	1,871	3,654	766	1,603	2,369
Interest on loans:						
Commercial mortgages	74,715	20,947	95,662	46,497	10,798	57,295
Commercial	68,532	28,847	97,379	40,999	24,592	65,591
Consumer	82,911	10,990	93,901	60,702	9,156	69,858
Tax-exempt	4,201	69	4,270	7,871	(759)	7,112
Total interest income	463,870	155,416	619,286	372,078	56,154	428,232
Interest expense:						
Savings	66,538	71,471	138,009	36,098	40,641	76,739
Interest bearing demand	79,697	162,777	242,474	48,777	108,643	157,420
Time deposits	21,921	29,997	51,918	7,413	18,530	25,943
Public funds	23,723	15,522	39,245	(1,590)	14,620	13,030
Other borrowed money	17,617	12,070	29,687	12,420	9,305	21,725
Long-term debt	—	(8,379)	(8,379)	(3,568)	(133)	(3,701)
Total interest expense	209,496	283,458	492,954	99,550	191,606	291,156
Net change	$254,374	(128,042)	$126,332	$272,528	(135,452)	$137,076

(1) Changes due to both volume and rate have been allocated to volume or rate changes in proportion to the absolute dollar amounts of the change in each.

Commerce Bancorp, Inc. and Subsidiaries Average Balances and Net Interest Income

	Year Ended December 31,								
	2006			2005			2004		
(dollars in thousands) Earning Assets	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Investment securities									
Taxable	$23,846,823	$1,278,926	5.36%	$19,637,178	$ 965,684	4.92%	$15,276,797	$ 736,216	4.82%
Tax-exempt	556,773	30,516	5.48	424,303	17,214	4.06	347,979	19,078	5.48
Trading	100,746	4,871	4.84	127,634	6,995	5.48	169,242	8,592	5.08
Total investment securities	24,504,342	1,314,313	5.36	20,189,115	989,893	4.90	15,794,018	763,886	4.84
Federal funds sold	132,336	6,926	5.23	98,265	3,272	3.33	75,269	903	1.20
Loans									
Commercial mortgages	4,869,826	342,700	7.04	3,808,107	247,038	6.49	3,091,350	189,743	6.14
Commercial	3,522,513	273,386	7.76	2,639,491	176,007	6.67	2,024,648	110,416	5.45
Consumer	5,221,014	330,610	6.33	3,911,672	236,709	6.05	2,908,561	166,851	5.74
Tax-exempt	510,248	36,268	7.11	451,151	31,998	7.09	340,172	24,886	7.32
Total loans	14,123,601	982,964	6.96	10,810,421	691,752	6.40	8,364,731	491,896	5.88
Total earning assets	$38,760,279	$2,304,203	5.94%	$31,097,801	$1,684,917	5.42%	$24,234,018	$1,256,685	5.19%
Sources of Funds									
Interest-bearing liabilities									
Savings	$10,326,719	$261,428	2.53%	$ 7,698,370	$ 123,419	1.60%	$ 5,446,713	$ 46,680	0.86%
Interest-bearing demand	14,867,213	495,147	3.33	12,474,260	252,673	2.03	10,066,187	95,253	0.95
Time deposits	3,323,462	124,043	3.73	2,736,142	72,125	2.64	2,454,910	46,182	1.88
Public funds	1,295,061	65,901	5.09	828,860	26,656	3.22	878,310	13,626	1.55
Total deposits	29,812,455	946,519	3.17	23,737,632	474,873	2.00	18,846,120	201,741	1.07
Other borrowed money	1,186,068	58,097	4.90	826,400	28,410	3.44	465,137	6,685	1.44
Long-term debt				140,274	8,379	5.97	200,000	12,080	6.04
Total deposits and interest-bearing liabilities	30,998,523	1,004,616	3.24	24,704,306	511,662	2.07	19,511,257	220,506	1.13
Noninterest-bearing funds (net)	7,761,756			6,393,495			4,722,761		
Total sources to fund earning assets	$38,760,279	1,004,616	2.59	$31,097,801	511,662	1.65	$24,234,018	220,506	0.91
Net interest income and margin tax-equivalent basis		$1,299,587	3.35		$1,173,255	3.77		$1,036,179	4.28
Tax-exempt adjustment		25,079			19,673			18,394	
Net interest income and margin		$1,274,508	3.29%		$1,153,582	3.71%		$1,017,785	4.20%
Other Balances									
Cash and due from banks	$ 1,239,398			$ 1,257,799			$ 1,134,991		
Other assets	2,306,101			1,792,339			1,376,006		
Total assets	42,162,415			34,005,732			26,618,555		
Total deposits	38,081,613			30,881,184			24,254,214		
Demand deposits (noninterest-bearing)	8,269,158			7,143,552			5,408,094		
Other liabilities	324,749			258,886			243,284		
Stockholders' equity	2,569,985			1,898,989			1,455,920		

Notes — Weighted average yields on tax-exempt obligations have been computed on a tax-equivalent basis assuming a federal tax rate of 35%.

— Non-accrual loans have been included in the average loan balance.

Noninterest Income

For 2006, noninterest income totaled $591.2 million, an increase of $148.4 million or 34% from 2005. Deposit charges and service fees increased $91.5 million, or 32%. Other operating income, which includes the Company's insurance and capital markets divisions, increased by $40.1 million, or 23%. The increase in other operating income is more fully depicted in the following chart (in thousands):

	2006	2005
Other Operating Income:		
Commerce Banc Insurance	$ 83,525	$76,216
Commerce Capital Markets	29,553	25,390
Operating lease revenue	15,587	9,278
Loan brokerage fees	9,861	15,757
eMoney Advisor revenues	8,667	—
Gains on SBA loan sales	7,431	10,991
Other	59,622	36,500
Total Other	$214,246	$174,132

Commerce Banc Insurance, the Company's insurance brokerage subsidiary, recorded increased revenues of $7.3 million, or 10%, while Commerce Capital Markets recorded increased revenues of $4.2 million, or 16%.

Other increased by $23.1 million, or 63%, primarily due to increased letter of credit fees and revenues generated by the Company's trust, credit card and loan divisions.

The Company recorded $2.7 million in net securities gains during 2006 compared to $14.0 million in net securities losses in 2005. Prior year losses were primarily attributable to the repositioning of the Company's investment portfolio, which resulted in a pre-tax charge of approximately $25.5 million during the fourth quarter of 2005.

Noninterest Expenses

Noninterest expenses totaled $1.4 billion for 2006, an increase of $209.4 million, or 18% over 2005. Contributing to this increase was the addition of 55 new stores during 2006. As a result of adding these new stores, staff, facilities and related expenses rose accordingly.

Other noninterest expense increased by $43.8 million, or 19%. The increase in other noninterest expenses is depicted in the following chart (in thousands).

	2006	2005
Other Noninterest Expenses:		
Business Development Costs	$ 41,254	$ 38,301
Bank-Card Related Service Charges	55,594	47,337
Professional Services/Insurance	48,652	38,723
Provisions for Non-Credit-Related Losses	28,738	28,449
Other	104,352	81,985
Total Other	$278,590	$234,795

The growth in business development costs and bank-card related service charges was due to the Company's growth in new stores and customer accounts. Non-credit-related losses, which includes fraud and forgery losses on deposit and other non-credit related items, did not change from the prior year as the Company implemented several loss prevention initiatives during 2006. The growth in professional services and insurance expense was primarily attributable to increased legal fees.

A key industry productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses (excluding other real estate expenses) to net interest income plus noninterest income (excluding non-recurring gains). This ratio equaled 72.75%, 71.16%, and 67.62%, in 2006, 2005, and 2004, respectively. The increase in the Company's 2006 efficiency ratio was caused primarily by the difficult interest rate environment and the resulting impact on the Company's net interest income. Management believes the Company's aggressive growth activities will keep its efficiency ratio above its peer group.

Income Taxes

The provision for federal and state income taxes for 2006 was $176.9 million compared to $147.9 million in 2005 and $141.4 million in 2004. The effective tax rate was 37.1%, 34.3% and 34.1% in 2006, 2005, and 2004, respectively. The increase in the provision for federal and state income taxes, as well as the increase in the effective tax rate, is primarily due to an additional $15.8 million net tax liability recorded by the Company in the fourth quarter of 2006 in anticipation of potential settlements with various taxing authorities. See Note 1 – Significant Accounting Policies and Note 11 – Income Taxes of the Notes to Consolidated Financial Statements, which appear elsewhere herein.

Net Income

Net income for 2006 was $299.3 million, an increase of $16.4 million, or 6% over the $282.9 million recorded for 2005.

Diluted net income per share of common stock for 2006 was $1.55 compared to $1.61 per common share for 2005.

Return on Average Equity and Average Assets

Two industry measures of performance by a banking institution are its return on average assets and return on average equity. Return on average assets ("ROA") measures net income in relation to total average assets and indicates a company's ability to employ its resources profitably. The Company's ROA was 0.71%, 0.83%, and 1.03% for 2006, 2005, and 2004, respectively.

Return on average equity ("ROE") is determined by dividing annual net income by average stockholders' equity and indicates how effectively a company can generate net income on the capital invested by its stockholders. The Company's ROE was 11.65%, 14.90%, and 18.78% for 2006, 2005, and 2004, respectively.

Both the 2006 ROA and ROE were impacted by the difficult interest rate environment and the resulting impact on the Company's net interest income

Loan Portfolio

The following table summarizes the loan portfolio of the Company by type of loan as of December 31, for each of the years 2002 through 2006.

	December 31,				
	2006	2005	2004	2003	2002
(dollars in thousands)					
Commercial:					
Term	$ 2,392,889	$ 1,781,148	$1,283,476	$1,027,526	$ 842,869
Line of credit	1,843,545	1,517,347	1,168,542	960,235	683,957
	4,236,434	3,298,495	2,452,018	1,987,761	1,526,826
Owner-occupied	2,845,791	2,402,300	1,998,203	1,619,079	1,345,306
Consumer:					
Mortgages (1-4 family residential)	2,235,247	2,000,309	1,340,009	918,686	626,652
Installment	287,151	211,332	132,646	138,437	140,493
Home equity	2,958,893	2,353,581	1,799,841	1,405,795	1,139,589
Credit lines	137,429	100,431	69,079	60,579	56,367
	5,618,720	4,665,653	3,341,575	2,523,497	1,963,101
Commercial real estate:					
Investor developer	2,625,628	2,001,674	1,455,891	1,167,672	885,276
Construction	280,476	290,530	206,924	142,567	102,080
	2,906,104	2,292,204	1,662,815	1,310,239	987,356
Total loans	$15,607,049	$12,658,652	$9,454,611	$7,440,576	$5,822,589

The Company manages risk associated with its loan portfolio through diversification, underwriting policies and procedures, and ongoing loan monitoring efforts. The commercial real estate portfolio includes investor/developer permanent and construction loans and residential construction loans. The owner-occupied portfolio is comprised primarily of commercial real estate loans in which the borrower occupies a majority of the commercial space. Owner-occupied and investor/developer loans generally have five-year call provisions and bear the personal guarantees of the principals involved. Financing for investor/developer construction is generally for pre-leased or pre-sold property, while residential construction is provided against firm agreements of sale with speculative construction generally limited to three samples per project. The commercial loan portfolio is comprised of loans to businesses in the markets which the Company serves. These loans are generally secured by business assets, personal guarantees, and/or personal assets of the borrower. The consumer loan portfolio is comprised primarily of loans secured by first and second mortgage liens on residential real estate. Exclusive of CRA activities, the Company's underwriting policies do not typically permit subprime lending. As such, subprime loans are immaterial to the consumer loan portfolio.

The contractual maturity ranges of the loan portfolio and the amount of loans with predetermined interest rates and floating rates in each maturity range, as of December 31, 2006, are summarized in the following table.

	December 31, 2006			
	Due in One Year or Less	Due in One to Five Years	Due in Over Five Years	Total
(dollars in thousands)				
Commercial:				
Term	$ 767,234	$1,328,716	$ 296,939	$ 2,392,889
Line of credit	1,433,007	394,081	16,457	1,843,545
	2,200,241	1,722,797	313,396	4,236,434
Owner-occupied	446,740	1,352,035	1,047,016	2,845,791
Consumer:				
Mortgages (1-4 family residential)	60,326	214,927	1,959,994	2,235,247
Installment	71,693	103,806	111,652	287,151
Home equity	242,955	704,980	2,010,958	2,958,893
Credit lines	46,000	91,429		137,429
	420,974	1,115,142	4,082,604	5,618,720
Commercial real estate:				
Investor developer	792,961	1,419,967	412,700	2,625,628
Construction	173,392	97,629	9,455	280,476
	966,353	1,517,596	422,155	2,906,104
Total loans	$4,034,308	$5,707,570	$5,865,171	$15,607,049
Interest rates:				
Predetermined	$1,308,673	$3,809,111	$4,247,906	$ 9,365,690
Floating	2,725,635	1,898,459	1,617,265	6,241,359
Total loans	$4,034,308	$5,707,570	$5,865,171	$15,607,049

Management's Discussion and Analysis of Financial Condition and Results of Operations

During 2006, loans increased $2.9 billion, or 23% from $12.7 billion to $15.6 billion. At December 31, 2006, loans represented 38% of total deposits and 34% of total assets. All segments of the loan portfolio experienced growth in 2006. Geographically, the metro New York market contributed 59% of the total growth in the loan portfolio while the metro Philadelphia market contributed 32%. The remaining growth came from the southeastern Florida and metro Washington, D.C. markets. During 2006, the metro New York and metro Philadelphia loan portfolios grew by 28% and 16%, respectively.

The Company has traditionally been an active provider of real estate loans to creditworthy local borrowers, with such loans secured by properties within the Company's primary service areas. During 2006, commercial real estate lending increased $613.9 million or 27%, which was consistent with the overall growth in the loan portfolio. Loans to finance owner-occupied properties grew $443.5 million or 18%. Commercial loan growth of $937.9 million or 28% was led by activity in the middle market and healthcare sectors. Growth in consumer loans of $953.1 million, or 20%, was primarily in mortgage and home equity lending. The residential mortgage portfolio increased $234.9 million, or 12%, during 2006. The Company's home equity portfolio grew $605.3 million or 26%, which was consistent with the overall growth in the loan portfolio.

Non-Performing Loans and Assets

Non-performing assets (non-performing loans and other real estate, excluding loans past due 90 days or more and still accruing interest) at December 31, 2006 were $53.2 million or .12% of total assets, as compared to $35.1 million or .09% of total assets at December 31, 2005.

Total non-performing loans (non-accrual loans and restructured loans, excluding loans past due 90 days or more and still accruing interest) at December 31, 2006 were $50.6 million as compared to $34.8 million a year ago. The increase in non-performing loans was primarily due to the addition of one not-for-profit healthcare credit. Generally loans past due 90 days are placed on non-accrual status, unless the loan is both well secured and in the process of collection. At December 31, 2006, loans past due 90 days or more and still accruing interest amounted to $620 thousand, compared to $248 thousand at December 31, 2005. Additional loans considered by the Company's internal credit risk review department as potential problem loans, $105.8 million at December 31, 2006 compared to $62.7 million at December 31, 2005, have been evaluated as to risk exposure in determining the adequacy of the allowance for loan and lease losses. Potential problem loans increased by $43.1 million which, due to growth in the loan portfolio, increased potential problem loans as a percentage of loans outstanding from .50% at December 31, 2005 to .68% at December 31, 2006.

Other real estate (ORE)/foreclosed assets totaled $2.6 million at December 31, 2006 as compared to $279 thousand at December 31, 2005. These properties/assets have been written down to the lower of cost or fair value less disposition costs.

The Company has, on an ongoing basis, updated appraisals on non-performing loans secured by real estate. In those instances where updated appraisals reflect reduced collateral values, an evaluation of the borrowers' overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan and lease losses.

The following summary presents information regarding non-performing loans and assets as of December 31, 2002 through 2006.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
(dollars in thousands)					
Non-accrual loans [1]:					
Commercial	$33,686	$16,712	$17,874	$10,972	$ 6,829
Consumer	11,820	8,834	10,138	9,242	6,326
Real estate					
Construction	3,531	1,763		138	131
Mortgage	1,565	4,329	1,317	1,389	882
Total non-accrual loans	50,602	31,638	29,329	21,741	14,168
Restructured loans [1]:					
Commercial	—	3,133	3,518	1	5
Total non-performing loans	50,602	34,771	32,847	21,742	14,173
Other real estate/ foreclosed assets	2,610	279	626	1,831	3,589
Total non-performing assets[1]:	$53,212	$35,050	$33,473	$23,573	$17,762
Non-performing assets as a percent of total assets	0.12%	0.09%	0.11%	0.10%	0.11%
Loans past due 90 days or more and still accruing interest	$ 620	$ 248	$ 602	$ 538	$ 620

(1) Interest income of approximately $2,816,000, $2,760,000, $2,906,000, $1,908,000, and $1,352,000 would have been recorded in 2006, 2005, 2004, 2003, and 2002, respectively, on non-performing loans in accordance with their original terms. Actual interest recorded on these loans amounted to $1,530,000 in 2006, $809,000 in 2005, $1,070,000 in 2004, $418,000 in 2003, and $275,000 in 2002.

Allowance for Credit Losses

The Company maintains an allowance for losses inherent in the loan and lease portfolio and an allowance for losses on unfunded credit commitments. During 2005, the Company reclassified the allowance related to unfunded credit commitments out of the allowance for loan and lease losses to other liabilities. Prior to 2005, the Company included the portion of the allowance related to unfunded credit commitments in its allowance for loan and lease losses. Previously reported periods were not reclassified. The Company refers to its allowance for loan and lease losses and its liability for unfunded credit commitments as the allowance for credit losses.

The allowance for credit losses is maintained at a level believed adequate by management to absorb losses inherent in extending credit. In conjunction with an internal credit review function that operates independently of the lending function, management monitors the loan portfolio, including commitments to lend, to identify risks on a timely basis so that an appropriate allowance can be maintained. Based on an evaluation of the loan and lease portfolio, including commitments to lend, management presents a quarterly review of the allowance for credit losses to the Board of Directors, indicating any changes since the last review and any recommendations as to adjustments. In making its evaluation, in addition to the factors discussed below, management considers the results of regulatory examinations, which typically include a review of the allowance for credit losses as an integral part of the examination process.

In establishing the allowance for loan and lease losses, management evaluates individual large classified loans and non-accrual loans, and determines an aggregate reserve for those loans based on that review. At December 31, 2006, approximately 3% of the allowance for loan and lease losses was attributed to individually evaluated loans. A component of the allowance for loan and lease losses is also developed from estimated losses based on risk characteristics of each loan or lease in the portfolio. At December 31, 2006, approximately 96% of the allowance was attributed to risk characteristics of loans and leases in the portfolio. In addition, a portion of the allowance is established for losses inherent in the loan portfolio which have not been identified by the more quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in the portfolio's existing risk characteristics. Those factors include specific economic stresses, variability in economic conditions and geopolitical risks, recent loss experience in specific portfolio segments, trends in loan quality and concentrations of credit. At December 31, 2006, approximately 1% of the allowance for loan and lease losses was attributed to these qualitative factors.

The allowance for losses on unfunded credit commitments is based on a risk characteristic methodology similar to that used in determining the allowance for loan and lease losses, taking into consideration the probability of funding these commitments.

While the allowance for credit losses is maintained at a level believed to be adequate by management for estimated credit losses, determination of the allowance for credit losses is inherently subjective, as it requires estimates which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The allowance for credit losses is increased by provisions charged to expense and reduced by loan charge-offs net of recoveries. Charge-offs occur when loans are deemed to be uncollectible. During 2006, net charge-offs amounted to $14.9 million, or .11% of average loans outstanding for the year, compared to $15.8 million, or .15% of average loans outstanding for 2005. Total charge-offs increased $1.9 million or 9% during 2006. Consumer charge-offs increased $2.3 million or 38% which was offset by a decrease in commercial real estate charge-offs of $551 thousand or 49%. Commercial loan charge-offs remained flat in 2006 as compared to the prior year. During 2006, the Company recorded provisions of $33.7 million to the allowance for credit losses compared to $19.2 million for 2005. Based upon the application of the Company's reserve methodology, allowance levels increased by $18.8 million to $160.3 million at December 31, 2006, but decreased as a percentage of the total loans due to growth in the portfolio (1.03% at December 31, 2006 versus 1.12% at December 31, 2005).

The following table presents, for the periods indicated, an analysis of the allowance for credit losses and other related data.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
(dollars in thousands)					
Balance at beginning of period	$141,464	$135,620	$112,057	$ 90,733	$66,981
Provisions charged to operating expenses	33,700	19,150	39,238	31,850	33,150
	175,164	154,770	151,295	122,583	100,131
Recoveries of loans previously charged-off:					
Commercial	5,987	2,546	1,000	669	815
Consumer	1,604	2,566	1,123	584	339
Commercial real estate	385	80	52	11	176
Total recoveries	7,976	5,192	2,175	1,264	1,330
Loans charged-off:					
Commercial	(14,107)	(13,944)	(9,416)	(5,601)	(7,181)
Consumer	(8,179)	(5,912)	(6,733)	(5,950)	(3,514)
Commercial real estate	(585)	(1,136)	(1,701)	(239)	(33)
Total charged-off	(22,871)	(20,992)	(17,850)	(11,790)	(10,728)
Net charge-offs	(14,895)	(15,800)	(15,675)	(10,526)	(9,398)
Allowance for credit losses acquired bank		2,494			
Balance at end of period	$160,269	$141,464	$135,620	$112,057	$90,733
Net charge-offs as a percentage of average loans outstanding	0.11%	0.15%	0.19%	0.16%	0.18%
Allowance for credit losses as a percentage of year-end loans	1.03%	1.12%	1.43%	1.51%	1.56%
Components:					
Allowance for loan and lease losses	$152,053	$133,664	$135,620	$112,057	$90,733
Allowance for unfunded credit commitments [1]	8,216	7,800			
Total allowance for credit losses	$160,269	$141,464	$135,620	$112,057	$90,733

(1) During 2005, the allowance for unfunded credit commitments was reclassified from the allowance for loan and lease losses to other liabilities.

Allocation of the Allowance for Loan and Lease Losses

The following table details the allocation of the allowance for loan and lease losses to the various lending categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future losses may occur. The total allowance for loan and lease losses is available to absorb losses from any segment of loans.

	Allowance for Loan and Lease Losses at December 31,									
	2006		2005		2004		2003		2002	
	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
(dollars in thousands)										
Commercial	$ 61,325	27%	$ 55,372	26%	$ 47,230	26%	$ 50,400	27%	$33,708	26%
Owner-occupied	30,755	18	18,255	19	29,488	21	26,862	22	24,539	23
Consumer	37,030	36	36,868	37	38,100	35	13,082	34	14,497	34
Commercial real estate	22,943	19	23,169	18	20,802	18	21,713	17	17,989	17
	$152,053	100%	$133,664	100%	$135,620	100%	$112,057	100%	$90,733	100%

Investment Securities

The following table summarizes the Company's securities available for sale and securities held to maturity as of the dates shown.

	December 31,		
	2006	2005	2004
(dollars in thousands)			
U.S. Government agency and mortgage-backed obligations	$10,984,247	$ 9,422,478	$ 7,902,816
Obligations of state and political subdivisions	54,745	59,127	87,910
Equity securities	19,071	22,772	23,303
Other	40,050	14,444	30,121
Securities available for sale	$11,098,113	$ 9,518,821	$ 8,044,150
U.S. Government agency and mortgage-backed obligations	$14,205,534	$12,415,587	$ 9,967,041
Obligations of state and political subdivisions	554,189	490,257	398,963
Other	125,259	99,520	97,654
Securities held to maturity	$14,884,982	$13,005,364	$10,463,658

The Company has segregated a portion of its investment portfolio as securities available for sale. The balance of the investment portfolio (excluding trading securities) is categorized as securities held to maturity. Investment securities are classified as available for sale if they could be sold in response to changes in interest rates, prepayment risk, the Company's income tax position, the need to increase regulatory capital, liquidity needs or other similar factors. These securities are carried at fair market value with unrealized gains and losses, net of income tax effects, recognized in stockholders' equity. Investment securities are classified as held to maturity when the Company has the intent and ability to hold those securities to maturity. Securities held to maturity are carried at cost and adjusted for accretion of discounts and amortization of premiums. Trading securities, primarily municipal securities, are carried at market value, with gains and losses, both realized and unrealized, included in other operating income.

In total, investment securities increased $3.4 billion from $22.7 billion to $26.1 billion at December 31, 2006. Deposit growth and other funding sources were used to increase the Company's investment portfolio. The available for sale portfolio increased $1.6 billion to $11.1 billion, and the securities held to maturity portfolio increased $1.9 billion to $14.9 billion at year-end 2006. The portfolio of trading securities decreased to $106.0 million at year-end 2006 from $143.0 million at year-end 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2006, the average life and duration of the investment portfolio were approximately 5.3 years and 3.2 years, respectively, as compared to 5.8 years and 3.3 years, respectively, at December 31, 2005. The Company's significant cash flow provides reinvestment opportunities as interest rates change.

During the fourth quarter of 2005, the Company, as a protective measure against further net interest margin compression due to the flat yield curve, repositioned a portion of its investment portfolio by selling fixed rate securities and purchasing approximately $1.5 billion of floating rate securities.

The Company's investment portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have little, if any, credit risk since they are either backed by the full faith and credit of the U.S. Government, or are guaranteed by an agency of the U.S. Government, or are AAA rated. The portfolio does not have any securities backed by subprime mortgages. A majority of the Company's investment securities carry fixed coupons whose rate does not change over the life of the securities. Certain securities are purchased at premiums or discounts. Their yield will change depending on any change in the estimated rate of prepayments. The Company amortizes premiums and accretes discounts over the estimated life of the securities in the investment portfolio. Changes in the estimated life of the securities in the investment portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the Company's investment yields. For the year ended December 31, 2006, the yield on the investment portfolio was 5.36%, an increase of 46 basis points from 4.90% in fiscal year 2005.

At December 31, 2006, the net unrealized depreciation in securities available for sale included in stockholders' equity totaled $65.2 million, net of tax, compared to $59.2 million, net of tax, at December 31, 2005.

The contractual maturity distribution and weighted average yield of the Company's investment portfolio (excluding equity and trading securities) at December 31, 2006, are summarized in the following table. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amortized cost amount of the related investment and has been tax effected, assuming a federal tax rate of 35%, on tax-exempt obligations.

	December 31, 2006									
	Due Under 1 Year		Due 1–5 Years		Due 5–10 Years		Due Over 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
(dollars in thousands)										
Securities available for sale:										
U.S. Government agency and mortgage-backed obligations	$24,410	4.75%	$203,845	5.59%	$ 460,761	5.54%	$10,295,231	5.59%	$10,984,247	5.49%
Obligations of state and political subdivisions	314	5.14			742	5.50	53,689	6.86	54,745	6.83
Other securities	10,946	2.26	1,256	4.93			27,848	6.12	40,050	5.03
	$35,670	3.99%	$205,101	5.59%	$ 461,503	5.54%	$10,376,768	5.60%	$11,079,042	5.49%
Securities held to maturity:										
U.S. Government agency and mortgage-backed obligations	$ 29	8.61%	$491,155	4.13%	$1,011,125	5.52%	$12,703,225	5.39%	$14,205,534	5.35%
Obligations of state and political subdivisions	434,140	5.71	5,010	5.63	41,080	5.78	73,959	6.36	554,189	5.80
Other securities	125,259	4.65							125,259	4.65
	$559,428	5.47%	$496,165	4.14%	$1,052,205	5.53%	$12,777,184	5.39%	$14,884,982	5.36%

Deposits

Total deposits at December 31, 2006 were $41.3 billion, an increase of $6.6 billion or 19% above total deposits of $34.7 billion at December 31, 2005. The Company remains a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. The Company regards core deposits as all deposits other than public certificates of deposit. Core deposits increased $6.2 billion from year-end 2005 to year-end 2006. Core deposits by type of customer is as follows (in millions):

	December 31,	
	2006	2005
Consumer	$16,624	$14,990
Commercial	15,768	12,380
Government	7,685	6,500
Total	$40,077	$33,870

Total deposits averaged $38.1 billion for 2006, an increase of $7.2 billion or 23% above the 2005 average. The average balance of noninterest-bearing demand deposits in 2006 was $8.3 billion, a $1.1 billion or 16% increase over the average balance for 2005. The average total balance of savings accounts increased $2.6 billion, or 34% compared to the prior year. The average balance of interest-bearing demand accounts for 2006 was $14.9 billion, a $2.4 billion or 19% increase over the average balance for the prior year. The average balance of time deposits and public funds for 2006 was $4.6 billion, a $1.1 billion or 30% increase over the average balance for 2005. For 2006, the cost of total deposits was 2.49% as compared to 1.54% in 2005.

The Company believes that its record of sustaining core deposit growth is reflective of the Company's approach to banking which emphasizes a combination of superior customer service, convenient store locations, extended hours of operation, free checking accounts (subject to small minimum balance requirements) and active marketing. This approach is especially reflected in the Company's comparable store deposit growth. The Company's comparable store deposit growth is measured as the year over year percentage increase in core deposits at the balance sheet date for stores open one year or more. At December 31, 2006, the comparable store deposit growth for the Company's 373 stores open one year or more was 17%.

The average balances and weighted average rates of deposits for each of the years 2006, 2005, and 2004 are presented below.

	2006		2005		2004	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
(dollars in thousands)						
Demand deposits:						
Noninterest-bearing	$ 8,269,158		$ 7,143,552		$ 5,408,094	
Interest-bearing (money market and N.O.W. accounts)	14,867,213	3.33%	12,474,260	2.03%	10,066,187	0.95%
Savings deposits	10,326,719	2.53	7,698,370	1.60	5,446,713	0.86
Time deposits/public funds	4,618,523	4.11	3,565,002	2.77	3,333,220	1.79
Total deposits	$38,081,613		$30,881,184		$24,254,214	

The remaining maturity of certificates of deposit for $100,000 or more as of December 31, 2006, 2005 and 2004 is presented below:

Maturity	2006	2005	2004
(dollars in thousands)			
3 months or less	$1,453,925	$1,088,353	$ 983,909
3 to 6 months	694,344	198,166	182,573
6 to 12 months	350,651	272,156	206,326
Over 12 months	110,457	538,952	457,489
Total	$2,609,377	$2,097,627	$1,830,297

The following is a summary of the remaining maturity of time deposits, including certificates of deposits $100,000 and over, as of December 31, 2006:

Maturity	
(dollars in thousands)	
2007	$4,741,636
2008	170,366
2009	70,140
2010	45,956
2011	10,324
Thereafter	202
Total	$5,038,624

Interest Rate Sensitivity and Liquidity

The Company's risk of loss arising from adverse changes in the fair value of financial instruments, or market risk, is composed primarily of interest rate risk. The primary objective of the Company's asset/liability management activities is to maximize net interest income while maintaining acceptable levels of interest rate risk. The Company's Asset/Liability Committee (ALCO) is responsible for establishing policies to limit exposure to interest rate risk, and to ensure procedures are established to monitor compliance with those policies. The guidelines established by ALCO are reviewed and approved by the Company's Board of Directors.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"), typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one year horizon.

However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, a company's GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income.

The following table illustrates the GAP position of the Company as of December 31, 2006.

Interest Rate Sensitivity Gaps
December 31, 2006

	1–90 Days	91–180 Days	181–365 Days	1–5 Years	Beyond 5 Years	Total
(dollars in millions)						
Rate sensitive:						
Interest-earning assets						
Loans	$ 5,760.5	$ 320.1	$ 631.7	$ 4,422.9	$ 4,474.1	$15,609.3
Investment securities	3,886.1	944.8	1,774.0	9,870.8	9,613.4	26,089.1
Federal funds sold	9.3					9.3
Total interest-earning assets	9,655.9	1,264.9	2,405.7	14,293.7	14,087.5	41,707.7
Interest-bearing liabilities						
Transaction accounts	8,531.6				18,781.2	27,312.8
Time deposits	2,252.8	1,656.0	832.8	296.8	0.2	5,038.6
Other borrowed money	777.4					777.4
Total interest-bearing liabilities	11,561.8	1,656.0	832.8	296.8	18,781.4	33,128.8
Period gap	(1,905.9)	(391.1)	1,572.9	13,996.9	(4,693.9)	$ 8,578.9
Cumulative gap	$(1,905.9)	$(2,297.0)	$ (724.1)	$13,272.8	$ 8,578.9	
Cumulative gap as a percentage of total interest-earning assets	(4.6)%	(5.5)%	(1.7)%	31.8%	20.6%	

Management believes that the simulation of net interest income in different interest rate environments provides a more meaningful measure of interest rate risk. Income simulation analysis captures not only the potential of all assets and liabilities to mature or reprice, but also the probability that they will do so. Income simulation also attends to the relative interest rate sensitivities of these items, and projects their behavior over an extended period of time. Finally, income simulation permits management to assess the probable effects on the balance sheet not only of changes in interest rates, but also of proposed strategies for responding to them.

The Company's income simulation model analyzes interest rate sensitivity by projecting net income over the next 24 months in a flat rate scenario versus net income in alternative interest rate scenarios. Management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, the Company's model projects a proportionate plus 200 and minus 100 basis point change during the next year, with rates remaining constant in the second year.

The Company's ALCO policy has established that interest income sensitivity will be considered acceptable if net income in the above interest rate scenario is within 10% of forecasted net income in the first year and within 15% over the two year time frame. The following table illustrates the impact on projected net income at December 31, 2006 and 2005 of a plus 200 and minus 100 basis point change in interest rates.

	Basis Point Change:	
	Plus 200	Minus 100
December 31, 2006:		
Twelve Months	(5.2)%	2.2%
Twenty Four Months	(0.1)%	(0.4)%
December 31, 2005:		
Twelve Months	(6.9)%	3.2%
Twenty Four Months	(3.9)%	0.7%

All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO. In the event the model indicates an unacceptable level of risk, the Company could undertake a number of actions that would reduce this risk, including the sale of a portion of its available for sale investment portfolio, the use of risk management strategies such as interest rate swaps and caps, or fixing the cost of its short-term borrowings.

Many assumptions were used by the Company to calculate the impact of changes in interest rates, including the proportionate shift in rates. Actual results may not be similar to the Company's projections due to several factors including the timing and frequency of rate changes, market conditions and the shape of the yield curve. Actual results may also differ due to the Company's actions, if any, in response to the changing rates.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all the Company's assets and liabilities, as well as any off balance sheet items. The model calculates the market value of the Company's assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate plus 200 and minus 100 basis point change in rates. The Company's ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate plus 200 or minus 100 basis point change would result in the loss of 45% or more of the excess of market value over book value in the current rate scenario. At December 31, 2006, the market value of equity indicates an acceptable level of interest rate risk.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of the Company's assets and liabilities given an immediate plus 200 or minus 100 basis point change in interest rates. One of the key assumptions is the market value assigned to the Company's core deposits, or the core deposit premium. Utilizing an independent consultant, the Company has completed and updated comprehensive core deposit studies in order to assign its own core deposit premiums. The studies have consistently confirmed management's assertion that the Company's core deposits have stable balances over long periods of time, are generally insensitive to changes in interest rates and have significantly longer average lives and duration than the Company's loans and investment securities. Thus, these core deposit balances provide a natural hedge to market value fluctuations in the Company's fixed rate assets. At December 31, 2006, the average life of the Company's core deposit transaction accounts was 17.7 years. The market value of equity model analyzes both sides of the balance sheet and, as indicated below, demonstrates the inherent value of the Company's core deposits in a rising rate environment. As rates rise, the value of the Company's core deposits increases which helps offset the decrease in value of the Company's fixed rate assets. The following table summarizes the market value of equity at December 31, 2006 (in millions, except for per share amounts):

	Market Value of Equity	Per Share
Plus 200 basis point	$9,230	$48.64
Current Rate	$9,700	$51.12
Minus 100 basis point	$8,806	$46.41

Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other borrowing needs, to maintain reserve requirements and to otherwise operate the Company on an ongoing basis. The Company's liquidity needs are primarily met by growth in core deposits, its cash position, and cash flow from its amortizing investment and loan portfolios. If necessary, the Company has the ability to generate liquidity through collateralized borrowings, FHLB advances, or the sale of its available for sale investment portfolio. As of December 31, 2006 the Company had in excess of $15.8 billion in immediately available liquidity which includes securities that could be sold or used for collateralized borrowings, cash on hand, and borrowing capacities under existing lines of credit. During 2006, deposit growth and short-term borrowings were used to fund growth in the loan portfolio and purchase additional investment securities.

Other Borrowed Money

Other borrowed money, or short-term borrowings, which consist primarily of securities sold under agreement to repurchase, federal funds purchased, and lines of credit, were used in 2006 to meet short-term liquidity needs. For 2006, short-term borrowings averaged $1.2 billion as compared to $826.4 million in 2005. The average rate on the Company's short-term borrowings was 4.90% and 3.44% during 2006 and 2005, respectively. At December 31, 2006, short-term borrowings included $662.4 million of securities sold under agreements to repurchase at an average rate of 5.29%, compared to $981.4 million at an average rate of 4.31% as of December 31, 2005.

Long-Term Debt

Effective September 14, 2005, the Company redeemed all $200.0 million of its 5.95% Convertible Trust Capital Securities issued through Commerce Capital Trust II, a Delaware business trust, on March 11, 2002. Each outstanding security was converted into 1.8956 shares of the Company's common stock, resulting in the issuance of approximately 7.6 million shares.

Stockholders' Equity and Dividends

At December 31, 2006, stockholders' equity totaled $2.8 billion, up $491.9 million or 21% over stockholders' equity of $2.3 billion at December 31, 2005. This increase was due to the Company's net income for the year as well as shares issued under the Company's dividend reinvestment and employee compensation and benefit plans. Stockholders' equity as a percent of total assets was 6.2% at December 31, 2006 and 6.0% at December 31, 2005.

Capital Resources

Risk-based capital standards issued by bank regulatory authorities in the United States attempt to relate a banking company's capital to the risk profile of its assets and provide the basis for which all banking companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards require all banks to have Tier 1 capital (as defined in the regulations) of at least 4% and total capital (as defined in the regulations) of at least 8% of risk-adjusted assets (as defined in the regulations).

Banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted average assets (as defined in the regulations). The following table provides a comparison of the Company's risk-based capital ratios and leverage ratio to the minimum regulatory requirements for the periods indicated.

	December 31,		Minimum Regulatory Requirements	
	2006	2005	2006	2005
Risk based capital ratios:				
Tier 1	11.73%	11.81%	4.00%	4.00%
Total capital	12.44	12.58	8.00	8.00
Leverage ratio	6.18	6.04	4.00	4.00

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which became law in December of 1991, requires each federal banking agency including the Board of Governors of the FRB, to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. This law also requires each federal banking agency, including the FRB, to specify, by regulation, the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized."

At December 31, 2006, the Company's consolidated capital levels and each of the Company's banking subsidiaries met the regulatory definition of a "well capitalized" financial institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

The Company's common stock is listed for trading on the New York Stock Exchange under the symbol CBH. The quarterly market price ranges and dividends declared per common share (as adjusted for the two-for-one stock split effective March 7, 2005) for each of the last two years are shown in the table below. As of January 26, 2007, there were approximately 91,500 holders of record of the Company's common stock.

Common Share Data	Market Prices High	Market Prices Low	Dividends Declared Per Share
2006 Quarter Ended			
December 31	$37.05	$34.51	$0.1300
September 30	36.73	31.64	0.1200
June 30	40.96	34.25	0.1200
March 31	36.77	32.06	0.1200
2005 Quarter Ended			
December 31	$35.29	$28.08	$0.1200
September 30	35.29	30.05	0.1100
June 30	31.81	27.17	0.1100
March 31	32.47	28.34	0.1100

The Company offers a Dividend Reinvestment and Stock Purchase Plan by which dividends on the Company's common stock and optional monthly cash payments may be invested in the Company's common stock at a 3% discount (subject to change) to the market price and without payment of brokerage commissions.

Off-Balance Sheet Arrangements

In the normal course of business, the Company has various outstanding commitments to extend credit, such as letters of credit, which are not reflected in the accompanying financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. See Note 12 – Commitments, Letters of Credit and Guarantees of the Notes to Consolidated Financial Statements, which appear elsewhere herein.

Contractual Obligations and Commitments

As disclosed in the Notes to Consolidated Financial Statements, which appears elsewhere herein, the Company has certain obligations and commitments to make future payments under contracts. At December 31, 2006, the aggregate contractual obligations and commitments are shown in the following table.

Contractual Obligations	Payments Due By Period				
	One Year or Less	One to Three Years	Three to Five Years	Beyond Five Years	Total
(dollars in millions)					
Deposits without a stated maturity	$11,212.7			$25,036.9	$36,249.6
Time deposits	4,741.6	$286.5	$ 10.3	0.2	5,038.6
Other borrowed money	777.4				777.4
Operating leases	72.7	146.3	148.0	796.4	1,163.4
Total	$16,804.4	$432.8	$158.3	$25,833.5	$43,229.0

Commitments	Expiration by Period				
	One Year or Less	One to Three Years	Three to Five Years	Beyond Five Years	Total
(dollars in millions)					
Standby letters of credit	$ 550.8	$ 191.1	$ 348.4	$ 33.7	$1,124.0
Lines of credit	2,208.8	516.3	487.1	87.1	3,299.3
Commitments to extend credit:					
Construction	293.1	375.2	1.7	0.9	670.9
Home equity	78.9	157.8	157.8	788.8	1,183.3
Other	326.9	470.0	27.9	24.2	849.0
Total	$3,458.5	$1,710.4	$1,022.9	$934.7	$7,126.5

Related Parties

The Company engaged in certain activities with entities that would be considered related parties. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services (further discussed in Note 14 – Related Party Transactions of the Notes to Consolidated Financial Statements, which appears elsewhere herein).

Recent Accounting Statements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), which provides guidance regarding the process of quantifying financial statement misstatements and addresses the diversity in practice in quantifying financial statement misstatements. The Company adopted SAB 108 during the fourth quarter of 2006. Refer to Note 1 – Significant Accounting Policies of the Notes to Consolidated Financial Statements, which appears elsewhere herein, for further information on the impact of SAB 108.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 is an interpretation of FASB Statement No. 109, "Accounting for Income Taxes", and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to uncertain tax positions and is effective as of January 1, 2007. Refer to Note 1 – Significant Accounting Policies of the Notes to Consolidated Financial Statements, which appears elsewhere herein, for further information on the expected impact FIN 48 will have on the Company's results of operations.

Results of Operations – 2005 versus 2004

Net income for 2005 was $282.9 million compared to $273.4 million in 2004. Diluted net income per common share was $1.61 compared to $1.63 per common share for the prior year. The challenging interest rate environment throughout 2005 reduced the Company's net interest margin and impeded the Company's historical net interest income growth. In addition, during the fourth quarter of 2005, the Company, as a protective measure against further net interest margin compression due to the flat yield curve, repositioned a portion of its investment portfolio which resulted in an after-tax charge of approximately $17.0 million, or $.09 per share.

Net interest income on a tax-equivalent basis for 2005 amounted to $1.2 billion, an increase of $137.1 million, or 13% over 2004.

Interest income on a tax-equivalent basis increased $428.2 million or 34% to $1.7 billion in 2005. This increase was primarily related to volume increases in the loan and investment portfolios. Interest expense for 2005 increased $291.2 million to $511.7 million from $220.5 million in 2004. This increase was primarily related to increases in the Company's average deposit balances and the interest rates paid on deposits and other interest-bearing liabilities.

During 2005, the Company recorded provisions of $19.2 million to the allowance for credit losses compared to $39.2 million for 2004. At December 31, 2005, the allowance aggregated $141.5 million or 1.12% of total loans.

For 2005, noninterest income totaled $442.8 million, an increase of $67.7 million or 18% from 2004. The growth in noninterest income was primarily reflected in increased deposit and service fees of $64.6 million, or 30%. Other operating income, which included Commerce Banc Insurance and Commerce Capital Markets, increased by $19.8 million, or 13%. Commerce Banc Insurance recorded increased revenues of $3.7 million, or 5%, while Commerce Capital Markets recorded decreased revenues of $2.7 million, or 9%. Other increased by $16.2 million, or 40%, primarily due to increased letter of credit fees and revenues generated by the Company's leasing division.

Noninterest expenses totaled $1.1 billion for 2005, an increase of $207.6 million, or 22% over 2004. Contributing to this increase was the addition of 54 new stores during 2005. With the addition of these new stores, staff, facilities, marketing, and related expenses rose accordingly. Salaries and benefits had the largest increase of $95.3 million during 2005. Other noninterest expenses rose $39.9 million to $234.8 million in 2005. This increase included increased bank-card related service charges of $11.6 million and increased business development expenses of $8.8 million.

Commerce Bancorp, Inc.
Report on Management's Assessment of Internal Control Over Financial Reporting

Commerce Bancorp, Inc.'s management is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

Management of Commerce Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a – 15(f). Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management, with the participation of the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2006, based on the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. During the evaluation of the Company's internal control over financial reporting as of December 31, 2006, deficiencies were identified surrounding the evaluation and interpretation of the applicability of tax laws to the Company's activities. Management has determined that these deficiencies represent a material weakness in the Company's internal control over financial reporting. A material weakness, as defined in Public Company Accounting Oversight (PCAOB) Auditing Standard No. 2, is a control deficiency, or aggregation of control deficiencies, that results in more than a remote risk that a material misstatement in the Company's annual or interim financial statements will not be prevented or detected. As a result of this material weakness, the Company concluded that its internal control over financial reporting was not effective as of December 31, 2006.

Ernst & Young LLP, independent registered accounting firm, has issued an attestation report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, which is included elsewhere herein.

/s/ Vernon W. Hill, II

Vernon W. Hill, II
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Douglas J. Pauls

Douglas J. Pauls
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

March 16, 2007

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on Effectiveness of Internal Control Over Financial Reporting

Audit Committee of the Board of Directors and the Stockholders of Commerce Bancorp, Inc.

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting, that Commerce Bancorp, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the material weakness described below, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Commerce Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. Management determined that controls surrounding the evaluation and interpretation of the applicability of tax laws to the Company's activities were not operating effectively and that these deficiencies represent a material weakness. As a result of this material weakness, adjustments were identified during the audit process, which have been recorded in the 2006 consolidated financial statements. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and this report does not affect our report dated March 16, 2007 on those financial statements.

In our opinion, management's assessment that Commerce Bancorp, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Commerce Bancorp, Inc. has not maintained effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

Ernst & Young LLP

Philadelphia, Pennsylvania
March 16, 2007

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on Consolidated Financial Statements

Audit Committee of the Board of Directors and the Stockholders of Commerce Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Commerce Bancorp, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commerce Bancorp, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 16 to the consolidated financial statements, on January 1, 2006, Commerce Bancorp, Inc. changed its method of accounting for stock based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123 (revised 2004), *Share Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Commerce Bancorp, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

Ernst + Young LLP

Philadelphia, Pennsylvania
March 16, 2007

Consolidated Balance Sheets

	(dollars in thousands)	December 31 2006	2005
Assets	Cash and due from banks	**$1,207,390**	$1,284,064
	Federal funds sold	**9,300**	12,700
	Cash and cash equivalents	**1,216,690**	1,296,764
	Loans held for sale	**52,741**	30,091
	Trading securities	**106,007**	143,016
	Securities available for sale	**11,098,113**	9,518,821
	Securities held to maturity (market value 2006 – $14,617,764; 2005 – $12,758,552)	**14,884,982**	13,005,364
	Loans	**15,607,049**	12,658,652
	Less allowance for loan and lease losses	**152,053**	133,664
		15,454,996	12,524,988
	Bank premises and equipment, net	**1,753,670**	1,378,786
	Goodwill and other intangible assets	**141,631**	106,926
	Other assets	**562,986**	461,281
	Total assets	**$45,271,816**	$38,466,037
Liabilities	Deposits:		
	Demand:		
	Noninterest-bearing	**$8,936,824**	$8,019,878
	Interest-bearing	**16,853,457**	13,286,678
	Savings	**10,459,306**	9,486,712
	Time	**5,038,624**	3,933,445
	Total deposits	**41,288,211**	34,726,713
	Other borrowed money	**777,404**	1,106,443
	Other liabilities	**405,103**	323,708
	Total liabilities	**42,470,718**	36,156,864
Stockholders' Equity	Common stock, 189,738,423 shares issued (179,498,717 shares in 2005)	**189,738**	179,499
	Capital in excess of par value	**1,744,691**	1,450,843
	Retained earnings	**958,770**	750,710
	Accumulated other comprehensive loss	**(65,240)**	(59,169)
		2,827,959	2,321,883
	Less treasury stock, at cost, 1,231,081 shares (837,338 shares in 2005)	**26,861**	12,710
	Total stockholders' equity	**2,801,098**	2,309,173
	Total liabilities and stockholders' equity	**$45,271,816**	$38,466,037

See accompanying notes.

Consolidated Statements of Income

	(dollars in thousands, except per share amounts)	Year Ended December 31, 2006	2005	2004
Interest Income	Interest and fees on loans	$ 970,270	$ 680,552	$ 483,186
	Interest on investment securities	1,301,928	981,420	754,202
	Other interest	6,926	3,272	903
	Total interest income	2,279,124	1,665,244	1,238,291
Interest Expense	Interest on deposits:			
	Demand	495,147	252,674	95,253
	Savings	261,428	123,419	46,680
	Time	189,944	98,780	59,808
	Total interest on deposits	946,519	474,873	201,741
	Interest on other borrowed money	58,097	28,410	6,685
	Interest on long-term debt		8,379	12,080
	Total interest expense	1,004,616	511,662	220,506
	Net interest income	1,274,508	1,153,582	1,017,785
	Provision for credit losses	33,700	19,150	39,238
	Net interest income after provision for credit losses	1,240,808	1,134,432	978,547
Noninterest Income	Deposit charges and service fees	374,210	282,692	218,126
	Other operating income	214,246	174,132	154,306
	Net investment securities gains (losses)	2,697	(14,030)	2,639
	Total noninterest income	591,153	442,794	375,071
Noninterest Expense	Salaries and benefits	614,627	526,428	431,144
	Occupancy	196,498	165,077	121,210
	Furniture and equipment	161,075	126,986	109,242
	Office	62,234	55,833	46,025
	Marketing	42,737	37,261	36,236
	Other	278,590	234,795	194,921
	Total noninterest expense	1,355,761	1,146,380	938,778
	Income before income taxes	476,200	430,846	414,840
	Provision for federal and state income taxes	176,887	147,907	141,422
	Net income	$ 299,313	$ 282,939	$ 273,418
	Net income per common and common equivalent share:			
	Basic	$ 1.62	$ 1.70	$ 1.74
	Diluted	$ 1.55	$ 1.61	$ 1.63
	Average common and common equivalent shares outstanding:			
	Basic	184,919	165,974	156,625
	Diluted	193,674	179,135	172,603
	Dividends declared, common stock	$ 0.49	$ 0.45	$ 0.40

See accompanying notes.

Consolidated Statements of Cash Flows

	(dollars in thousands)	Year Ended December 31, 2006	2005	2004
Operating Activities	Net income	**$ 299,313**	$ 282,939	$ 273,418
	Adjustments to reconcile net income to net cash provided by operating activities:			
	Provision for credit losses	**33,700**	19,150	39,238
	Provision for depreciation, amortization and accretion	**156,560**	163,502	133,535
	Stock-based compensation expense	**7,376**		
	Net (gain) loss on sales of securities	**(2,697)**	14,030	(2,639)
	Proceeds from sales of loans held for sale	**745,391**	1,001,884	750,854
	Originations of loans held for sale	**(760,691)**	(738,402)	(752,157)
	Net decrease in trading securities	**37,009**	26,087	1,355
	Increase in other assets	**(91,612)**	(78,898)	(58,429)
	Increase in other liabilities	**88,134**	32,666	82,851
	Deferred income tax (benefit) expense	**(23,414)**	(17,612)	16,005
	Net cash provided by operating activities	**489,069**	705,346	484,031
Investing Activities	Proceeds from the sales of securities available for sale	**421,455**	3,722,875	2,119,230
	Proceeds from the sales of securities held to maturity			125,580
	Proceeds from the maturity of securities available for sale	**2,883,670**	2,732,109	3,876,918
	Proceeds from the maturity of securities held to maturity	**2,227,077**	2,627,750	1,019,449
	Purchase of securities available for sale	**(4,897,038)**	(8,046,583)	(9,304,341)
	Purchase of securities held to maturity	**(4,118,321)**	(5,191,021)	(3,203,025)
	Net increase in loans	**(2,971,024)**	(3,160,857)	(2,029,710)
	Capital expenditures	**(512,312)**	(424,476)	(339,956)
	Cash acquired in purchase acquisition		5,664	
	Net cash used by investing activities	**(6,966,493)**	(7,734,539)	(7,735,855)
Financing Activities	Net increase in demand and savings deposits	**5,456,319**	6,138,554	7,129,650
	Net increase (decrease) in time deposits	**1,105,179**	626,949	(172,165)
	Net (decrease) increase in other borrowed money	**(329,039)**	445,248	349,685
	Dividends paid	**(88,192)**	(72,363)	(59,205)
	Redemption of long-term debt		(57,255)	
	Proceeds from issuance of common stock under dividend reinvestment and other stock plans	**253,050**	194,022	146,057
	Other	**33**	(4)	(1,484)
	Net cash provided by financing activities	**6,397,350**	7,275,151	7,392,538
	(Decrease) increase in cash and cash equivalents	**(80,074)**	245,958	140,714
	Cash and cash equivalents at beginning of year	**1,296,764**	1,050,806	910,092
	Cash and cash equivalents at end of year	**$1,216,690**	$1,296,764	$1,050,806
	Supplemental disclosures of cash flow information:			
	Cash paid during the year for:			
	Interest	**$ 980,656**	$ 506,574	$ 218,986
	Income taxes	**153,447**	151,757	127,538
	Other noncash activities:			
	Transfer of loans to held for sale	**7,350**	249,500	
	Transfer of securities to securities held to maturity			5,919,301
	Fair value of non-cash assets and liabilities acquired:			
	Assets acquired	**43,091**	380,191	
	Liabilities assumed	**14,091**	366,160	

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2006, 2005 and 2004

(in thousands)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2003	**$153,739**	**$789,225**	**$347,365**	**$ (9,339)**	**$ (3,702)**	**$1,277,288**
Net income			273,418			273,418
Other comprehensive loss, net of tax						
Unrealized loss on securities (pre-tax $3,222)					1,465	1,465
Reclassification adjustment (pre-tax $35,677)					23,190	23,190
Other comprehensive loss						24,655
Total comprehensive income						298,073
Cash dividends declared			(62,258)			(62,258)
Shares issued under dividend reinvestment and compensation and benefit plans (6,898 shares)	6,898	139,159				146,057
Other	(1)	23,092	(14,547)	(1,999)		6,545
Balances at December 31, 2004	**$160,636**	**$951,476**	**$543,978**	**$(11,338)**	**$20,953**	**$1,665,705**
Net income			282,939			282,939
Other comprehensive income, net of tax						
Unrealized loss on securities (pre-tax $136,027)					(85,768)	(85,768)
Reclassification adjustment (pre-tax $8,686)					5,646	5,646
Other comprehensive income						(80,122)
Total comprehensive income						202,817
Cash dividends			(76,203)			(76,203)
Shares issued under dividend reinvestment and compensation and benefit plans (7,933 shares)	7,933	185,144				193,077
Shares issued upon redemption of Convertible Trust Capital Securities (7,576 shares)	7,576	187,493				195,069
Acquisition of Palm Beach County Bank (3,325 shares)	3,325	109,309				112,634
Acquisition of insurance brokerage agency (29 shares)	29	797				826
Other		16,624	(4)	(1,372)		15,248
Balances at December 31, 2005	**$179,499**	**$1,450,843**	**$750,710**	**$(12,710)**	**$(59,169)**	**$2,309,173**
Net income			299,313			299,313
Other comprehensive loss, net of tax						
Unrealized loss on securities (pre-tax $8,454)					(5,010)	(5,010)
Reclassification adjustment (pre-tax $1,632)					(1,061)	(1,061)
Other comprehensive loss						(6,071)
Total comprehensive income						293,242
Cash dividends declared			(91,252)			(91,252)
Shares issued under dividend reinvestment and compensation and benefit plans (9,379 shares)	9,379	257,799				267,178
Acquisition of eMoney Advisors (860 shares)	860	28,140				29,000
Other		7,909	(1)	(14,151)		(6,243)
Balances at December 31, 2006	**$189,738**	**$1,744,691**	**$958,770**	**$(26,861)**	**$(65,240)**	**$2,801,098**

See accompanying notes.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Commerce Bancorp, Inc. (the Company) and its consolidated subsidiaries. All material intercompany transactions have been eliminated. Certain amounts from prior years have been reclassified to conform with the current year presentation.

The Company is a multi-bank holding company headquartered in Cherry Hill, New Jersey, operating primarily in the metropolitan New York, metropolitan Philadelphia, metropolitan Washington, D.C. and Southeast Florida markets. Through its subsidiaries, the Company provides retail and commercial banking services, corporate trust services, insurance brokerage services, and certain securities services.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Split

Per share data and other appropriate share information for all periods presented have been restated for the two-for-one stock split in the form of a 100% stock dividend effective March 7, 2005.

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as short-term investments, which have an original maturity of three months or less and are readily convertible into cash.

Investment Securities

Investment securities are classified as held to maturity when the Company has the intent and ability to hold those securities to maturity. Securities held to maturity are stated at cost and adjusted for accretion of discounts and amortization of premiums.

Those securities that could be sold in response to changes in market interest rates, prepayment risk, the Company's income tax position, the need to increase regulatory capital, or similar other factors are classified as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for accretion of discounts and amortization of premiums. Realized gains and losses are determined on the specific identification method and are included in noninterest income.

The Company reviews the fair value of the investment portfolio and evaluates individual securities for declines in fair value that may be other than temporary. If declines are deemed other than temporary, an impairment loss is recognized and the security is written down to its current fair value.

Commerce Capital Markets, Inc. (CCMI) maintains a portfolio of trading account securities, which are carried at market. Gains and losses, both realized and unrealized, are included in other operating income. Trading gains of $3.4 million, $2.1 million, and $4.4 million were recorded in 2006, 2005, and 2004, respectively, including an unrealized loss of $127,000 and an unrealized gain of $54,000 at December 31, 2006 and 2005, respectively.

Loans

Loans are stated at principal amounts outstanding, net of deferred loan origination fees and costs. Interest income on loans is accrued and credited to interest income monthly as earned. Loans held for sale are valued on an aggregate basis at the lower of cost or fair value. Net deferred loan origination fees and costs are amortized over the estimated lives of the related loans as an adjustment to the yield.

Loans are placed on a non-accrual status and cease accruing interest when loan payment performance is deemed unsatisfactory. However, all loans past due 90 days are placed on non-accrual status, unless the loan is both well secured and in the process of collection.

Allowance for Credit Losses

The Company maintains an allowance for losses inherent in the loan and lease portfolio and an allowance for losses on unfunded credit commitments. During 2005, the Company reclassified the allowance related to losses on unfunded credit commitments out of the allowance for loan and lease losses to other liabilities. Prior to 2005, the Company included the portion of the allowance related to unfunded credit commitments in its allowance for loan and lease losses. The allowance for credit losses is increased by provisions charged to expense and reduced by charge-offs net of recoveries. The level of the allowance for loan and lease losses is based on an evaluation of individual large classified loans and nonaccrual loans, estimated losses based on risk characteristics of loans in the portfolio and other qualitative factors. The level of the allowance for losses on unfunded credit commitments is based on a risk characteristic methodology similar to that used in determining the allowance for loan and lease losses, taking into consideration the probability of funding these commitments. While the allowance for credit losses is maintained at a level considered to be adequate by management for estimated credit losses, determination of the allowance is inherently subjective, as it requires estimates that may be susceptible to significant change.

Transfers of Financial Assets

The Company accounts for the transfers of financial assets, including sales of loans, as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase before their maturity.

Bank Premises and Equipment

Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes, and accelerated methods for income tax purposes. The estimated useful lives range from 15 to 40 years for buildings, 3 to 5 years for furniture, fixtures and equipment and the shorter of the lease terms or the estimated useful lives of leasehold improvements. When capitalizing costs for store construction, the Company includes the costs of purchasing the land, developing the site, constructing the building (or leasehold improvements if the property is leased), and furniture, fixtures and equipment necessary to equip the store. Depreciation charges commence the month in which the store opens. All other pre-opening and post-opening costs related to stores are expensed as incurred.

Other Real Estate (ORE)

Real estate acquired in satisfaction of a loan is reported in other assets at the lower of cost or fair value less disposition costs. Properties acquired by foreclosure or deed in lieu of foreclosure are transferred to ORE and recorded at the lower of cost or fair value less disposition costs based on their appraised value at the date actually or constructively received. Losses arising from the acquisition of such property are charged against the allowance for loan and lease losses. Subsequent adjustments to the carrying values of ORE properties are charged to operating expense. Included in other noninterest expense is $615,000, $851,000, and $916,000 related to ORE expenses for 2006, 2005, and 2004, respectively.

Other Investments

The Company makes investments directly in low-income housing tax credit (LIHTC) operating partnerships, private venture capital funds and Small Business Investment Companies (SBIC). At December 31, 2006 and 2005, the Company's investment in these entities totaled $68.7 million and $53.5 million, respectively. The majority of these investments are accounted for under the equity method of accounting.

Goodwill and Other Intangible Assets

Goodwill, the excess of cost over fair value of net assets acquired, amounted to $125.8 million and $96.9 million at December 31, 2006 and 2005, respectively. Goodwill is not amortized into net income but rather is tested at least annually for impairment. Other intangible assets, which include core deposit intangibles, totaled $15.8 million and $10.0 million at December 31, 2006 and 2005, respectively. These amounts are amortized over their estimated useful lives, generally 7-10 years, and also continue to be subject to impairment testing.

Amortization expense of other intangible assets amounted to $2.3 million, $614,000, and $591,000 for 2006, 2005, and 2004, respectively. The estimated amortization expense for the next five years is $2.4 million per year.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The provision for income taxes is based on current taxable income. Deferred income taxes are provided on temporary differences between amounts reported for financial statement and tax purposes.

Income Tax Contingencies

The Company is subject to the income tax laws of the United States, as well as its states and municipalities. These tax laws are complex and subject to different interpretations by taxpayers and the relevant taxing authorities. In establishing its provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws.

Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. The Company reviews its tax balances quarterly as new information becomes available, the balances are adjusted, as appropriate. The Company believes that its recorded tax liabilities adequately provide for the probable outcome of these assessments; however, revisions of its estimate of accrued income taxes could materially effect its operating results.

Restriction on Cash and Due From Banks

The Company's banking subsidiaries are required to maintain reserve balances with the Federal Reserve Bank. The weighted average amount of the reserve balances for 2006 and 2005 were approximately $109.8 million and $138.4 million, respectively.

Derivative Financial Instruments

As part of CCMI's broker-dealer activities, CCMI maintains a trading securities portfolio for distribution to customers in order to meet those customers' needs. Derivative instruments, primarily interest rate futures and options, are used in order to reduce the exposure to interest rate risk relating to the trading portfolio. These contracts are carried at fair value with changes in fair value included in other operating income and recorded in the same period as changes in fair value of the trading portfolio. As an accommodation to its loan customers, the Company enters into interest rate swap agreements. The Company minimizes its risk by matching these positions with a counterparty. These swaps are carried at fair value with changes in fair value included in noninterest income.

Recent Accounting Statements

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), which provides guidance regarding the process of quantifying financial misstatements. SAB 108 requires misstatements to be quantified using both an income statement and balance sheet approach and evaluated as to whether either approach results in a misstatement that is material. A registrant's financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant factors. SAB 108 permits initial adoption of its provisions by either restating prior financial statements or through a cumulative effect transition method, which records any adjustments made to the 2007 opening balance of retained earnings. The Company adopted SAB 108 during the fourth quarter of 2006. The adoption of SAB 108 did not result in the identification of any material financial misstatements.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, "Fair Value Measurements" (FAS 157). FAS 157 provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. The Company will be required to adopt FAS 157 on January 1, 2008, and does not believe its adoption will have a material impact on its results of operations.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 is an interpretation of FASB Statement No. 109, "Accounting for Income Taxes", and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a minimum threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 requires expanded disclosure with respect to uncertain tax positions and is effective as of January 1, 2007. The Company is still evaluating the impact, if any, the adoption of FIN 48 will have on its financial position or results of operations.

In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment to FASB Statements No. 133 and 140" (FAS 155). FAS 155 requires entities to evaluate and identify whether interests in securitized financial assets are freestanding derivatives, hybrid financial instruments that contain an embedded derivative requiring bifurcation, or hybrid financial instruments that contain embedded derivatives that do not require bifurcation. FAS 155 also permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for financial instruments acquired or issued by the Company on or after January 1, 2007. The Company does not believe the adoption of FAS 155 will have a material impact on its results of operations.

2. Mergers and Acquisitions

On December 5, 2005, the Company completed the acquisition of Palm Beach County Bank (PBCB), based in West Palm Beach, Florida. PBCB was a privately held bank with approximately $370.0 million in assets and seven retail stores. The Company issued approximately 3.3 million shares of common stock in exchange for the outstanding PBCB shares. The purchase price was approximately $110.0 million based on the value of common stock exchanged. In connection with the acquisition, the Company recorded $90.9 million of goodwill and $6.0 million of core deposit intangible. The core deposit intangible is being amortized over ten years, the estimated useful life, on a straight-line basis.

On February 1, 2006, the Company completed the acquisition of eMoney Advisors, Inc. (eMoney), a provider of web-enabled wealth and financial planning solutions. The Company issued approximately 900,000 shares of common stock in exchange for the outstanding eMoney shares. In connection with the acquisition, the Company recorded $25.5 million of goodwill and $8.1 million of other intangible assets, which are being amortized over estimated useful lives of seven years.

3. Investment Securities

A summary of the amortized cost and market value of securities available for sale and securities held to maturity (in thousands) at December 31, 2006 and 2005 follows:

	December 31,							
	2006				2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government agency and mortgage-backed obligations	$11,098,131	$16,047	$(129,931)	$10,984,247	$9,529,645	$ 5,779	$(112,946)	$9,422,478
Obligations of state and political subdivisions	54,517	229	(1)	54,745	59,517	41	(431)	59,127
Equity securities	9,679	9,392		19,071	9,679	13,093		22,772
Other	40,221		(171)	40,050	14,330	116	(2)	14,444
Securities available for sale	$11,202,548	$25,668	$(130,103)	$11,098,113	$9,613,171	$19,029	$(113,379)	$9,518,821
U.S. Government agency and mortgage-backed obligations	$14,205,534	$14,843	$(283,519)	$13,936,858	$12,415,587	$5,191	$(252,231)	$12,168,547
Obligations of state and political subdivisions	554,189	1,881	(422)	555,648	490,257	1,216	(988)	490,485
Other	125,259			125,259	99,520			99,520
Securities held to maturity	$14,884,982	$16,724	$(283,941)	$14,617,765	$13,005,364	$6,407	$(253,219)	$12,758,552

The Company's investment portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have little, if any, credit risk since they are either backed by the full faith and credit of the U.S. Government, or are guaranteed by an agency of the U.S. Government, or are AAA-rated.

The amortized cost and estimated market value of investment securities (in thousands) at December 31, 2006, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because obligors have the right to repay obligations without prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 35,670	$ 35,670	$ 559,400	$ 559,334
Due after one year through five years	206,275	205,101	491,361	475,942
Due after five years through ten years	465,611	461,503	1,033,730	1,023,705
Due after ten years	100,727	100,134	126,626	126,812
Mortgage-backed securities	10,384,586	10,276,634	12,673,865	12,431,972
Equity securities	9,679	19,071		
	$11,202,548	$11,098,113	$14,884,982	$14,617,765

Proceeds from sales of securities available for sale during 2006, 2005 and 2004 were $418.7 million, $3.7 billion and $2.1 billion, respectively. Gross gains of $2.7 million, $12.5 million and $16.7 million were realized on the sales in 2006, 2005, and 2004, respectively, and gross losses of $0, $26.6 million and $14.1 million were realized in 2006, 2005 and 2004, respectively.

During the fourth quarter of 2005, the Company, as a protective measure against further net interest margin compression due to the flat yield curve, repositioned a portion of its investment portfolio by selling fixed rate securities and purchasing approximately $1.5 billion of floating rate securities. In order to complete the repositioning, the Company incurred an after-tax charge of approximately $17.0 million, or $.09 per share, during the fourth quarter of 2005.

At December 31, 2006 and 2005, investment securities with a carrying value of $9.2 billion and $7.8 billion, respectively, were pledged to secure deposits of public funds.

The unrealized losses and related fair value of investments with unrealized losses less than 12 months and those with unrealized losses 12 months or longer (in thousands) as of December 31, 2006 are shown below.

	Less than 12 months		12 months or more		Totals	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:						
U.S. Government agency and mortgage-backed obligations	$1,561,310	$ 7,200	$6,312,710	$122,731	$ 7,874,020	$129,931
Obligations of state and political subdivisions/other	27,848	152	1,439	21	29,287	173
Securities available for sale	$1,589,158	$ 7,352	$6,314,149	$122,752	$ 7,903,307	$130,104
Held to maturity:						
U.S. Government agency and mortgage-backed obligations	$2,068,128	$28,430	$9,563,628	$255,089	$11,631,756	$283,519
Obligations of state and political subdivisions/other	180,371	150	9,955	272	190,326	422
Securities held to maturity	$2,248,499	$28,580	$9,573,583	$255,361	$11,822,082	$283,941

As described in Note 1 – Significant Accounting Policies, the Company reviews the investment securities portfolio to determine if other-than-temporary impairment has occurred. Management does not believe any individual unrealized loss as of December 31, 2006 represents an other-than-temporary impairment. The unrealized losses on these securities are caused by the changes in general market interest rates and not by material changes in the credit characteristics of the investment securities portfolio. The duration and average life of securities with unrealized losses at December 31, 2006 was 3.4 years and 5.3 years, respectively.

During 2006, no securities were sold which had unrealized losses at December 31, 2005.

4. Loans

The following is a summary of loans outstanding (in thousands) at December 31, 2006 and 2005:

	December 31,	
	2006	2005
Commercial:		
Term	**$ 2,392,889**	$ 1,781,148
Line of credit	**1,843,545**	1,517,347
	4,236,434	3,298,495
Owner-occupied	**2,845,791**	2,402,300
Consumer:		
Mortgages (1-4 family residential)	**2,235,247**	2,000,309
Installment	**287,151**	211,332
Home equity	**2,958,893**	2,353,581
Credit lines	**137,429**	100,431
	5,618,720	4,665,653
Commercial real estate:		
Investor developer	**2,625,628**	2,001,674
Construction	**280,476**	290,530
	2,906,104	2,292,204
	$15,607,049	$12,658,652

5. Allowance for Credit Losses

The following is an analysis of changes in the allowance for credit losses (in thousands) for 2006, 2005 and 2004:

	Year Ended December 31,		
	2006	2005	2004
Balance, January 1	**$141,464**	$135,620	$112,057
Provision charged to operating expense	**33,700**	19,150	39,238
Recoveries of loans previously charged off	**7,976**	5,192	2,175
Loan charge-offs	**(22,871)**	(20,992)	(17,850)
Allowance for credit losses acquired bank		2,494	
Balance, December 31	**$160,269**	$141,464	$135,620
Amount reclassified as allowance for unfunded credit commitments	**8,216**	7,800	
Allowance for loan and lease losses	**$152,053**	$133,664	$135,620

During 2005, the Company reclassified the allowance related to unfunded credit commitments out of the allowance for loan and lease losses to other liabilities. Prior to 2005, the Company included the portion of the allowance related to unfunded credit commitments in its allowance for loan and lease losses. Because of this reclassification, the Company now refers to its allowance for loan and lease losses and its liability for unfunded credit commitments as the allowance for credit losses.

6. Non-Performing Loans and Other Real Estate/ Foreclosed Assets

Total non-performing loans (non-accrual and restructured loans) were $50.6 million and $34.8 million at December 31, 2006 and 2005, respectively. Non-performing loans of $4.4 million and $748 thousand were transferred to other real estate/foreclosed assets during 2006 and 2005, respectively. Other real estate/foreclosed assets ($2.6 million and $279 thousand at December 31, 2006 and 2005, respectively) are included in other assets. Non-performing assets (non-performing loans and other real estate, excluding loans past due 90 days or more and still accruing interest) at December 31, 2006 were $53.2 million or .12% of total assets, as compared to $35.1 million or .09% of total assets at December 31, 2005.

At December 31, 2006 and 2005, the recorded investment in loans considered to be impaired under FASB Statement No. 114 "Accounting by Creditors for Impairment of a Loan" totaled $34.7 million and $26.0 million, respectively, all of which are included in non-performing loans. The reserve for loan and lease losses related to impaired loans totaled approximately $4.5 million and $6.6 million at December 31, 2006 and 2005, respectively. As permitted, all homogenous smaller balance consumer, commercial and residential mortgage loans are excluded from individual review for impairment. The majority of impaired loans were measured using the fair market value of collateral.

Impaired loans averaged approximately $30.2 million and $25.6 million during 2006 and 2005, respectively. Interest income of approximately $2.8 million, $2.8 million, and $2.9 million would have been recorded on non-performing loans (including impaired loans) in accordance with their original terms in 2006, 2005, and 2004, respectively. Actual interest income recorded on these loans amounted to $1.5 million, $809 thousand, and $1.1 million during 2006, 2005, and 2004, respectively.

7. Bank Premises, Equipment, and Leases

A summary of bank premises and equipment (in thousands) is as follows:

	December 31,	
	2006	2005
Land	**$ 370,974**	$ 297,644
Buildings	**750,551**	570,905
Leasehold improvements	**260,116**	207,193
Furniture, fixtures and equipment	**691,551**	541,106
Leased property under capital leases	**124**	124
	2,073,316	1,616,972
Accumulated depreciation and amortization	**(571,062)**	(437,247)
	1,502,254	1,179,725
Premises and equipment in progress	**251,416**	199,061
	$1,753,670	$1,378,786

Total rent expense charged to operations under operating leases was approximately $73.1 million in 2006, $60.0 million in 2005, and $40.1 million in 2004. Total depreciation expense charged to operations was $137.4 million, $112.5 million and $91.9 million in 2006, 2005 and 2004, respectively.

The future minimum rental commitments, by year, under the non-cancelable leases, including escalation clauses, are as follows (in thousands) at December 31, 2006:

	Operating
2007	$ 72,688
2008	73,646
2009	72,620
2010	73,170
2011	74,786
Later years	796,488
Net minimum lease payments	$1,163,398

8. Deposits

The aggregate amount of time certificates of deposits in denominations of $100,000 or more was $2.6 billion and $2.1 billion at December 31, 2006 and 2005, respectively.

9. Other Borrowed Money

Other borrowed money consists primarily of securities sold under agreements to repurchase, federal funds purchased, and lines of credit. The following table represents information for other borrowed money (in thousands) at December 31, 2006 and 2005:

	December 31,			
	2006		2005	
	Amount	**Average Rate**	Amount	Average Rate
Securities sold under agreements to repurchase	**$ 662,404**	**5.29%**	$ 981,443	4.31%
Federal funds purchased	**115,000**	**5.28%**	125,000	4.36%
Total	**$ 777,404**	**5.29%**	$1,106,443	4.32%
Average amount outstanding	**$1,186,068**	**4.90%**	$ 826,400	3.44%
Maximum month-end balance	**2,568,445**		1,244,059	

As of December 31, 2006, the Company had a line of credit of $1.6 billion from the Federal Home Loan Bank of Pittsburgh, a line of credit of $121.3 million from the Federal Home Loan Bank of New York, and a $125.0 million line of credit from a group of other banks, all of which was available.

10. Long-Term Debt

Effective September 14, 2005, the Company redeemed all $200.0 million of its 5.95% Convertible Trust Capital Securities issued through Commerce Capital Trust II, a Delaware business trust, on March 11, 2002. Each outstanding security was converted into 1.8956 shares of the Company's common stock, resulting in the issuance of approximately 7.6 million shares.

11. Income Taxes

The provision for income taxes consists of the following (in thousands):

	December 31,		
	2006	2005	2004
Current:			
Federal	**$167,106**	$156,805	$118,301
State	**33,195**	8,714	7,116
Deferred:			
Federal	**(23,414)**	(17,612)	16,005
	$176,887	$147,907	$141,422

The above provision includes income tax expense of $900,000 related to net investment security gains recorded in 2006, an income tax benefit of $4.9 million related to net investment security losses recorded in 2005 and income tax expense of $900,000 related to net investment security gains recorded in 2004.

As a result of an analysis of the tax structures of certain wholly-owned subsidiaries, the Company recorded an additional estimated state income tax liability of $24.4 million during the fourth quarter of 2006 in anticipation of potential settlements with various taxing authorities. The final settlement of this matter may be materially different from this estimate. The impact on net income, net of federal tax benefits, is $15.8 million. The impact on the Company's effective tax rate is presented in the table below.

The provision for income taxes differs from the expected statutory provision as follows:

	December 31,		
	2006	2005	2004
Expected provision at statutory rate:	**35.0%**	35.0%	35.0%
Difference resulting from:			
Tax-exempt interest on loans	**(1.2)**	(1.3)	(1.2)
Tax-exempt interest on securities	**(1.1)**	(1.0)	(1.4)
State income taxes (net of federal benefit)	**4.5**	1.3	1.1
Other	**(0.1)**	0.3	0.6
	37.1%	34.3%	34.1%

The amounts payable for federal income taxes for 2006 and 2005 were reduced by approximately $26.3 million and $14.6 million, respectively, due to the exercise of stock options.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant components of the Company's deferred tax liabilities and assets as of December 31, 2006 and 2005 are as follows (in thousands):

	December 31,	
	2006	2005
Deferred tax assets:		
Loan loss reserves	**$ 56,094**	$ 48,640
Intangibles		1,832
Deferred rents	**17,010**	11,460
Net operating loss carryforwards	**6,384**	
Fair value adjustment, available for sale securities	**39,195**	35,181
Federal benefit on state taxes	**8,527**	
Other reserves	**4,481**	3,024
Total deferred tax assets	**131,691**	100,137
Deferred tax liabilities:		
Depreciation	**(47,388)**	(51,996)
Intangibles	**(2,711)**	
Other	**(10,249)**	(9,028)
Total deferred tax liabilities	**(60,348)**	(61,024)
Net deferred assets (liabilities)	**$ 71,343**	$ 39,113

No valuation allowance was recognized for the deferred tax assets at December 31, 2006 or 2005.

12. Commitments, Letters of Credit and Guarantees

In the normal course of business, there are various outstanding commitments to extend credit, such as letters of credit, which are not reflected in the accompanying consolidated financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral is obtained based on management's credit assessment of the borrower. At December 31, 2006, the Company had outstanding standby letters of credit in the amount of $1.1 billion. Fees associated with standby letters of credit have been deferred and recorded in other liabilities on the Consolidated Balance Sheets. These fees are immaterial to the Company's consolidated financial statements at December 31, 2006.

In addition, the Company is committed as of December 31, 2006 to advance $670.9 million on construction loans, $1.2 billion on home equity lines of credit and $3.3 billion on other lines of credit. All other commitments total approximately $849.0 million. The Company does not anticipate any material losses as a result of these transactions.

The Company has commitments to fund LIHTC partnerships, private venture capital funds and SBICs that total approximately $43.7 million at December 31, 2006.

13. Common Stock

At December 31, 2006, the Company's common stock had a par value of $1.00. The Company is authorized to issue 500,000,000 shares as of this date.

On December 20, 2006, the Board of Directors declared a cash dividend of $0.13 for each share of common stock outstanding, payable January 19, 2007 to stockholders of record on January 5, 2007.

On February 15, 2005, the Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend, distributed on March 7, 2005 to stockholders of record on February 25, 2005.

14. Related Party Transactions

Loans

Loans to executive officers and directors of the Company and its subsidiaries, and companies with which they are associated, are made in the ordinary course of business and on substantially the same terms as comparable unrelated transactions. The following table summarizes the Company's related party loans (in millions) at December 31, 2006 and 2005:

	December 31,	
	2006	2005
Executive officers	**$ 3.8**	$2.2
Bancorp directors	**7.2**	4.4
	$11.0	$6.6

In addition, the Company had loans to directors of its subsidiary banks totaling $4.4 million and $4.6 million at December 31, 2006 and 2005, respectively.

Leases

The Company has nineteen operating leases with related parties, from 2002 and prior, for land and bank premises. Rents paid under these agreements are approved by the independent members of the Board of Directors and supported by independent appraisals. The aggregate annual rental under these leases was approximately $1.9 million, $1.9 million, and $1.7 million in 2006, 2005, and 2004, respectively. These leases expire periodically beginning in 2008, but are renewable through 2042.

Other Services

The Company has obtained architectural design and facilities management services for over 25 years from a business owned by the spouse of the Chairman of the Board of the Company. The Company spent $9.2 million, $7.5 million, and $6.5 million in 2006, 2005, and 2004, respectively, for such services and related costs.

The Company conducts business with related parties that perform legal services and provide facilities for the purpose of business development. Disbursements aggregated $1.2 million, $1.4 million, and $1.9 million, in 2006, 2005, and 2004, respectively, for these services.

15. Earnings Per Share

The calculation of earnings per share follows (in thousands, except for per share amounts):

	Year Ended December 31,		
	2006	2005	2004
Basic:			
Net income applicable to common stock	**$299,313**	$282,939	$273,418
Average common shares outstanding	**184,919**	165,974	156,625
Net income per common share	**$1.62**	$1.70	$1.74
Diluted:			
Net income applicable to common stock on a diluted basis	**$299,313**	$282,939	$273,418
Add: Interest expense on Convertible Trust Capital Securities		5,446	7,852
	$299,313	$288,385	$281,270
Average common shares outstanding	**184,919**	165,974	156,625
Additional shares considered in diluted computation assuming:			
Exercise of stock options	**8,755**	7,843	8,396
Conversion of trust capital securities		5,318	7,582
Average common and common equivalent shares outstanding	**193,674**	179,135	172,603
Net income per common and common equivalent share	**$1.55**	$1.61	$1.63

16. Stock-Based Compensation

In 2004, the Board of Directors adopted, and Company shareholders approved the 2004 Employee Stock Option Plan (the 2004 Plan) for the officers and employees of the Company and its subsidiaries. The 2004 Plan authorizes the issuance of up to 30,000,000 shares of common stock (as adjusted for all stock splits and stock dividends) upon the exercise of options. As of December 31, 2006, options to purchase 8,016,143 shares of common stock have been issued under the 2004 Plan. In addition to the 2004 Plan, the Company has a plan for its non-employee directors. The option price for options issued under the Company's plans must be at least equal to 100% of the fair market value of the Company's common stock as of the date the option is granted. All options granted will vest evenly over four years from the date of grant. The options expire not later than 10 years from the date of grant. In addition, there are options outstanding from prior stock option plans of the Company, which were granted under similar terms. No additional options may be issued under these prior plans.

Prior to January 1, 2006, the Company accounted for its stock option plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations. Typically, stock-based compensation expense was not recognized in the Consolidated Statements of Income as all options granted under the Company's option plans had an exercise price equal to the market value on the date of grant. Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123R was adopted using the modified prospective method.

Under the modified prospective method, compensation cost for the year ended December 31, 2006 included (a) compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value net of estimated forfeitures, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value net of estimated forfeitures. Results for prior periods have not been restated.

As a result of adopting FAS 123R on January 1, 2006, the Company recorded compensation expense of approximately $7.4 million during the year ended December 31, 2006, which decreased net income per share by $.03. There was no material impact to cash flows resulting from the adoption of FAS 123R as compared to what would have been recorded under APB 25. As of December 31, 2006, the total remaining unrecognized compensation cost related to stock options granted under the Company's plans was $29.8 million, which is expected to be recognized over a weighted-average vesting period of 3.2 years.

The Company uses the Black-Scholes option pricing model to estimate an option's fair value. The fair value of options included in the compensation charge recorded in 2006 was estimated using the following assumptions: a risk-free interest rate of 4.68%, a dividend yield of 1.32%, an expected volatility of 25.4%, and a weighted average expected life of 4.63 years. The risk-free interest rate is based on the 5-year U.S. Treasury yield in effect at the time of grant. The dividend yields reflect the Company's actual dividend yield at the date of grant. Expected volatility is based on the historical volatility of the Company's stock over the 5-year period prior to the grant date. The weighted average expected lives represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the Company's historical exercise patterns. All options vest evenly over four years from the date of grant and expire 10 years from the date of grant. Compensation cost is recognized, net of estimated forfeitures, over the vesting period of the options on a straight-line basis.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Through December 31, 2005, the Company accounted for share-based payments to employees using APB 25's intrinsic value method and, therefore, did not typically recognize compensation expense for employee stock options. Had the Company adopted FAS 123R in prior periods, the impact would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income and pro forma net income per share below (in thousands, except per share amounts):

	December 31,	
	2005	2004
Reported net income	$282,939	$273,418
Less: Stock option compensation expense determined under fair value method, net of tax	(55,541)	(11,849)
Pro forma net income, basic	227,398	261,569
Add: Interest expense on Convertible Trust Capital Securities, net of tax	5,446	7,852
Pro forma net income, diluted	$232,844	$269,421
Reported net income per share:		
Basic	$1.70	$1.74
Diluted	1.61	1.63
Pro forma net income per share:		
Basic	$1.37	$1.67
Diluted	1.30	1.56

On December 8, 2005, the Company's board of directors approved the acceleration of vesting of all outstanding unvested stock options awarded prior to July 1, 2005 to employees and directors. This acceleration was effective as of December 16, 2005. As a result of the acceleration, options to purchase approximately 10.6 million shares of common stock became immediately exercisable. The future unrecognized compensation expense related to the accelerated options, approximately $41.0 million, net of tax, is reflected in the 2005 pro forma amounts above. The purpose of the acceleration was to eliminate this future compensation expense that otherwise would have been recognized under FAS 123R.

Information concerning option activity for all option plans for the periods indicated is as follows:

	Shares Under Option	Weighted Average Exercise Price
Balance at January 1, 2004	23,915,204	$14.38
Options granted	6,112,444	29.37
Options exercised	3,064,024	12.39
Options canceled	439,488	24.92
Balance at December 31, 2004	26,524,136	17.89
Options granted	3,807,829	31.17
Options exercised	2,869,666	14.25
Options canceled	568,223	27.77
Balance at December 31, 2005	26,894,076	19.88
Options granted	**4,260,062**	**36.48**
Options exercised	**4,556,325**	**16.80**
Options canceled	**224,377**	**34.55**
Balance at December 31, 2006	**26,373,436**	**22.91**

The weighted-average fair value of options granted during the year ended December 31, 2006 was $9.61.

Cash received from option exercises for the year ended December 31, 2006 was approximately $70.4 million. The intrinsic value of stock options exercised during the year ended December 31, 2006 was approximately $85.9 million. The aggregate intrinsic value for stock options, both outstanding and exercisable, at December 31, 2006 was $330.5 million.

Additional information concerning options outstanding as of December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of 12/31/2006	Weighted-Average Exercise Price
$3.44 to $5.00	1,984	0.1	$ 4.62	1,984	$ 4.62
$5.01 to $10.00	3,226,293	2.2	8.95	3,226,293	8.95
$10.01 to $17.50	5,262,661	3.0	13.00	5,262,661	13.00
$17.51 to $25.00	6,160,536	5.7	20.84	6,153,264	20.84
$25.01 to $40.12	11,721,962	8.1	32.30	7,707,135	30.15

17. Benefit Plans

Employee 401(k) Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan allows all eligible employees to defer a percentage of their income on a pretax basis through contributions to the plan. Under the provisions of the plan, the Company may match a percentage of the employees' contributions subject to a maximum limit. The charge to operations for Company matching contributions was $6.4 million, $5.5 million and $3.3 million for 2006, 2005 and 2004, respectively. As part of the 401(k) plan, the Company maintains an Employee Stock Ownership Plan (ESOP) component for all eligible employees. As of December 31, 2006, the ESOP held 2,690,044 shares of the Company's common stock, all of which were allocated to participant accounts. Employer contributions are determined at the discretion of the Board of Directors. No contribution expense was recorded for the ESOP in 2006, 2005 or 2004.

Supplemental Executive Retirement Plan

Effective January 1, 2004, the Company's Board of Directors formalized a Supplemental Executive Retirement Plan (SERP), which was previously approved January 1, 1992, for certain designated executives in order to provide supplemental retirement income. The SERP is a defined contribution plan, is unfunded, and contributions are made at the Company's discretion. For the years ended December 31, 2006, 2005 and 2004, the Company expensed $374,000, $355,000 and $7.2 million, respectively, for the SERP.

Post-employment or Post-retirement Benefits

The Company offers no post-employment or post-retirement benefits.

18. Fair Value of Financial Instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

FAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table represents the carrying amounts and fair values of the Company's financial instruments at December 31, 2006 and 2005:

	December 31,			
	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**$ 1,216,690**	**$ 1,216,690**	$ 1,296,764	$ 1,296,764
Loans held for sale	**52,741**	**52,741**	30,091	30,091
Trading securities	**106,007**	**106,007**	143,016	143,016
Investment securities	**25,983,095**	**25,715,877**	22,524,185	22,277,373
Loans (net)	**15,454,996**	**15,377,817**	12,524,988	12,729,831
Financial liabilities:				
Deposits	**41,288,211**	**41,334,666**	34,726,713	34,740,409
Other borrowed money	**777,404**	**777,404**	1,106,443	1,106,443
Off-balance sheet instruments:				
Standby letters of credit	**$ 2,952**	**$ 2,952**	$ 2,605	$ 2,605
Commitments to extend credit		**124**		1,283

Refer to Note 22 – Derivative Financial Instruments for fair value information on derivative financial instruments.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, loans held for sale and trading securities: The carrying amounts reported approximate those assets' fair value.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with significant collectibility concerns were fair valued on a loan-by-loan basis utilizing a discounted cash flow method.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest-bearing and noninterest-bearing checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

Other borrowed money: The carrying amounts reported approximate fair value.

Off-balance sheet liabilities: Off-balance sheet liabilities of the Company consist of letters of credit, loan commitments and unfunded lines of credit. Fair values for the Company's off-balance sheet liabilities are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

19. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation. As described in Note 11 – Income Taxes, the Company recorded an additional estimated net tax liability of $15.8 million during the fourth quarter of 2006.

	Three Months Ended			
	December 31	September 30	June 30	March 31
	(dollars in thousands)			
2006				
Interest income	$609,093	$597,406	$562,162	$510,463
Interest expense	283,422	275,436	243,225	202,533
Net interest income	325,671	321,970	318,937	307,930
Provision for credit losses	10,200	9,499	7,500	6,501
Provision for federal and state income taxes	56,108	39,890	41,089	39,800
Net income	62,827	79,669	79,520	77,297
Net income per common share:				
Basic	$0.33	$0.43	$0.43	$0.43
Diluted	0.32	0.41	0.41	0.41
2005				
Interest income	$473,227	$423,839	$397,698	$370,480
Interest expense	174,387	136,465	109,231	91,579
Net interest income	298,840	287,374	288,467	278,901
Provision for credit losses	5,400	3,000	4,500	6,250
Provision for federal and state income taxes	24,292	41,116	41,702	40,797
Net income	46,938	79,455	79,409	77,137
Net income per common share:				
Basic	$0.27	$0.48	$0.49	$0.48
Diluted	0.26	0.45	0.46	0.45

20. Condensed Financial Statements of the Parent Company and Other Matters

Balance Sheets

(dollars in thousands)	December 31, 2006	2005
Assets		
Cash	$ 5,488	$ 4,530
Securities available for sale	39,034	82,754
Investment in subsidiaries	2,754,104	2,278,869
Other assets	25,890	21,496
Total assets	$2,824,516	$2,387,649
Liabilities		
Other liabilities	$ 23,418	$ 78,476
Total liabilities	23,418	78,476
Stockholders' equity		
Common stock	189,738	179,499
Capital in excess of par value	1,744,691	1,450,843
Retained earnings	958,770	750,710
Accumulated other comprehensive loss	(65,240)	(59,169)
	2,827,959	2,321,883
Less treasury stock, at cost	26,861	12,710
Total stockholders' equity	2,801,098	2,309,173
Total liabilities and stockholders' equity	$2,824,516	$2,387,649

Statements of Income

(dollars in thousands)	Year Ended December 31, 2006	2005	2004
Income:			
Dividends from subsidiaries	$ 17,000	$ 25,000	$ 20,000
Interest income	289	438	499
Other	5,774	3,659	8,028
	23,063	29,097	28,527
Expenses:			
Interest expense		8,639	12,448
Operating expenses	15,432	1,728	10,370
	15,432	10,367	22,818
Income before income taxes and equity in undistributed income of subsidiaries	7,631	18,730	5,709
Income tax benefit	(2,973)	(2,220)	(5,025)
	10,604	20,950	10,734
Equity in undistributed income of subsidiaries	288,709	261,989	262,684
Net income	$299,313	$282,939	$273,418

Statements of Cash Flows

	Year Ended December 31,		
(dollars in thousands)	**2006**	2005	2004
Operating activities:			
Net income	**$ 299,313**	$ 282,939	$ 273,418
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for depreciation, amortization and accretion	**34**	152	189
Stock-based compensation expense	**7,376**		
Undistributed income of subsidiaries	**(288,709)**	(261,989)	(262,684)
Increase in other assets	**(4,618)**	(4,601)	(13,278)
(Decrease) increase in other liabilities	**(56,346)**	35,453	45,072
Net cash (used) provided by operating activities	**(42,950)**	51,954	42,717
Investing activities:			
Investments in subsidiaries	**(161,193)**	(155,000)	(168,700)
Proceeds from the maturity of securities available for sale	**245,000**	158,000	198,000
Purchase of securities available for sale	**(204,790)**	(177,451)	(154,528)
Net cash used by investing activities	**(120,983)**	(174,451)	(125,228)
Financing activities:			
Proceeds from issuance of common stock under dividend reinvestment and other stock plans	**253,050**	194,022	146,057
Dividends paid	**(88,192)**	(72,363)	(59,205)
Redemption of long-term debt		(155)	
Other	**33**	(1)	(1,484)
Net cash provided by financing activities	**164,891**	121,503	85,368
Increase (decrease) in cash and cash equivalents	**958**	(994)	2,857
Cash and cash equivalents at beginning of year	**4,530**	5,524	2,667
Cash and cash equivalents at end of year	**$ 5,488**	$ 4,530	$ 5,524
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest		$ 9,201	$ 12,268
Income taxes	**$ 145,183**	144,479	121,766

Holders of common stock of the Company are entitled to receive dividends when declared by the Board of Directors out of funds legally available. Under the New Jersey Business Corporation Act, the Company may pay dividends only if it is solvent and would not be rendered insolvent by the dividend payment and only to the extent of surplus (the excess of the net assets of the Company over its stated capital).

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. New Jersey state banks are subject to similar dividend restrictions. Commerce N.A. and Commerce North can declare dividends in 2007 without additional approval of approximately $468.4 million and $83.2 million, respectively, plus an additional amount equal to each bank's net profit for 2007 up to the date of any such dividend declaration.

The Federal Reserve Act requires the extension of credit by any of the Company's banking subsidiaries to certain affiliates, including Commerce Bancorp, Inc. (parent), be secured by readily marketable securities, that extension of credit to any one affiliate be limited to 10% of the capital and capital in excess of par or stated value, as defined, and that extensions of credit to all such affiliates be limited to 20% of capital and capital in excess of par or stated value. At December 31, 2006 and 2005, the Company complied with these guidelines.

The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2006 and 2005, the Company and each of its subsidiary banks were categorized as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2006 that management believes have changed any subsidiary bank's capital category.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-based assets (as defined in the regulations) and of Tier I capital to average assets (as defined in the regulations), or leverage. Management believes, as of December 31, 2006, that the Company and its subsidiaries meet all capital adequacy requirements to which they are subject.

The following table presents the Company's and Commerce N.A.'s risk-based and leverage capital ratios at December 31, 2006 and 2005.

	Actual		Per Regulatory Guidelines Minimum		Per Regulatory Guidelines "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006						
Company						
Risk based capital ratios:						
Tier I	$2,724,708	11.73%	$ 929,142	4.00%	$1,393,712	6.00%
Total capital	2,889,203	12.44	1,858,283	8.00	2,322,854	10.00
Leverage ratio	2,724,708	6.18	1,762,755	4.00	2,203,443	5.00
Commerce N.A.						
Risk based capital ratios:						
Tier 1	$2,403,663	11.30%	$ 850,791	4.00%	$1,276,187	6.00%
Total capital	2,546,651	11.97	1,701,583	8.00	2,126,979	10.00
Leverage ratio	2,403,663	6.00	1,602,556	4.00	2,003,196	5.00
December 31, 2005						
Company						
Risk based capital ratios:						
Tier I	$2,261,416	11.81%	$ 765,812	4.00%	$1,148,718	6.00%
Total capital	2,408,772	12.58	1,531,625	8.00	1,914,531	10.00
Leverage ratio	2,261,416	6.04	1,497,889	4.00	1,872,362	5.00
Commerce N.A.						
Risk based capital ratios:						
Tier 1	$2,004,448	11.46%	$ 699,719	4.00%	$1,049,578	6.00%
Total capital	2,130,878	12.18	1,399,438	8.00	1,749,297	10.00
Leverage ratio	2,004,448	5.92	1,354,615	4.00	1,693,269	5.00

21. Segment Reporting

The Company operates one reportable segment of business, Community Banks, which includes Commerce N.A. and Commerce North. Through its Community Banks, the Company provides a broad range of retail and commercial banking services, and corporate trust services. Parent/ Other includes the holding company, Commerce Banc Insurance (whose noninterest revenues of $83.5 million, $76.2 million and $72.5 million in 2006, 2005, and 2004, respectively, were reported in other operating income), and CCMI (whose noninterest revenues of $29.6 million, $25.4 million, and $28.1 million in 2006, 2005, and 2004, respectively, were reported in other operating income).

Selected segment information for each of the three years ended December 31 is as follows (in thousands):

	2006			2005			2004		
	Community Banks	Parent/ Other	Total	Community Banks	Parent/ Other	Total	Community Banks	Parent/ Other	Total
Net interest income (expense)	$1,271,050	$ 3,458	$1,274,508	$1,157,208	$ (3,626)	$1,153,582	$1,024,092	$(6,307)	$1,017,785
Provision for credit losses	33,700	—	33,700	19,150	—	19,150	39,238	—	39,238
Net interest income after provision	1,237,350	3,458	1,240,808	1,138,058	(3,626)	1,134,432	984,854	(6,307)	978,547
Noninterest income	463,873	127,280	591,153	337,979	104,815	442,794	267,912	107,159	375,071
Noninterest expense	1,241,873	113,888	1,355,761	1,063,467	82,913	1,146,380	846,421	92,357	938,778
Income before income taxes	459,350	16,850	476,200	412,570	18,276	430,846	406,345	8,495	414,840
Income tax expense	170,122	6,765	176,887	141,610	6,297	147,907	138,879	2,543	141,422
Net income	$ 289,228	$ 10,085	$ 299,313	$ 270,960	$ 11,979	$ 282,939	$ 267,466	$ 5,952	$ 273,418
Average assets (in millions)	$ 39,260	$ 2,902	$ 42,162	$ 31,534	$ 2,472	$ 34,006	$ 24,452	$ 2,167	$ 26,619

The financial information for each segment is reported on the basis used internally by the Company's management to evaluate performance. Measurement of the performance of each segment is based on the management structure of the Company and is not necessarily comparable with financial information from other entities. The information presented is not necessarily indicative of the segment's results of operations if each of the Community Banks were independent entities.

22. Derivative Financial Instruments

As part of CCMI's broker-dealer activities, CCMI maintains a trading securities portfolio for distribution to its customers in order to meet those customers' needs. In order to reduce the exposure to market risk relating to the trading securities portfolio, CCMI buys and sells derivative financial instruments, primarily interest rate futures and option contracts. Realized and unrealized gains and losses on derivative financial instruments are included in other operating income. As of December 31, 2006 and 2005, the notional amount of interest rate futures and option contract positions was $39.0 million and $8.0 million, with aggregate fair values of $262 thousand and $0, respectively.

As an accommodation to its loan customers, the Company enters into interest rate swap agreements. The Company minimizes its market risk by concurrently entering into offsetting swap agreements with counterparties. The offsetting swap agreements generally have identical notional values and terms. These swaps are carried at estimated fair value with changes in estimated fair value included in other operating income. As of December 31, 2006 and 2005, the notional amount of interest rate swap positions was $1.3 billion and $510.5 million with aggregate fair values of $5.7 million and $1.4 million, respectively.

As part of the Company's residential mortgage activities, the Company enters into interest rate lock commitments with its customers. The interest rate lock commitments on residential mortgage loans intended to be held for sale are considered free standing derivative instruments. The option to sell the mortgage loans at the time the commitments are made are also free standing derivative instruments. Generally, the change in fair value of these derivative instruments due to changes in interest rates offset each other.

FINANCIAL PERFORMANCE

The graph below shows the cumulative return experienced by CBH's Shareholders over the years 2002 through 2006, the S&P Mid 400 Fin Index and the S&P 500 Index, assuming an investment of $100 in each at December 31, 2001, and the reinvestment of dividends.



Comparison of Five-Year Cumulative Total Return
Commerce, S&P Mid 400 Fin Index, S&P 500 Index
Dollars
Year-end 2002 to Year-end 2006
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
$197
CBH
$192
$135
Commerce
S&P 500 Index
S&P Mid 400 Fin Index

The beginning and end data points used for the performance graph are listed below.

December 31,	CBH	S&P Mid 400 Fin Index	S&P 500
2001	100.0	100.0	100.0
2002	111.3	95.4	77.9
2003	137.8	128.2	100.2
2004	170.7	153.6	111.1
2005	185.1	169.4	116.6
2006	192.2	196.6	135.0

END